ANNUAL REPORT FY23 Your Mission is Our Passion. www.dlhcorp.com

DLH www.dlhcorp.com In Fiscal 2023, DLH continued to deliver solid financial results, producing revenue from a diverse, stable portfolio of contracts, industry leading profitability, and strong cash flow generation. We focused on deleveraging our balance sheet following our December 2022 acquisition, and plan to continue to use free cash flow to reduce future acquisition debt and provide additional opportunities to invest in our company. Our financial performance demonstrates the value of our long-term strategy to transform DLH into a premier technology provider. Our highly qualified workforce remains at the forefront of driving innovative solutions in the expansive federal health and cyber markets, benefiting millions of Americans, including Veterans, Military Service Members, individuals dealing with chronic or infectious diseases, underserved communities, and more. Recognizing that the key to sustaining uninterrupted support for critical missions lies in attracting and retaining top-tier talent, DLH continues to make substantial investments in our workforce. Our employees solve challenging, complex problems, and their excellence in program execution results in top-of-the-line customer satisfaction. This year, DLH obtained Great Place to Work® certification, an award based entirely on what current employees say about their work experience. This achievement is a sign to customers, partners, and prospective new hires that DLH creates an outstanding employee experience. We’re tremendously proud of this accomplishment. Our technology platform opens the door to high value growth opportunities. To that end, we have increasingly organized our business around a capability-based go-to market strategy. Our services and solutions are grouped into three broad categories, aligned with the long-term needs of our customers: We expect our significant investments in technology, credentials, and capabilities to deliver value to our customers and shareholders. Following the successful execution of an acquisition strategy focused on market access and capability expansion, our solution set now includes artificial intelligence and machine learning, cloud enablement, TO OUR FELLOW SHAREHOLDERS: Digital Transformation and Cyber Security Science Research and Development Systems Engineering and Integration VETERANS Our team utilized data analysis, continuous improvement, and advanced systems to process and package over 125M vital prescriptions to Veterans across the country.

FY23 Annual Report TO OUR FELLOW SHAREHOLDERS: cybersecurity ecosystem, big data analytics, modeling and simulation, and more. Our employees leverage these tools and processes to devise intelligent, scalable systems that combine human knowledge and observations with machine learning and data, to modernize obsolete systems, protect sensitive information, manage large datasets, and enhance operational efficiency on behalf of our customers. This year, DLH announced multiple awards from Institutes within NIH to leverage digital transformation and cybersecurity capabilities to advance our customers’ vital health and scientific missions. This critical, complex work exemplifies the broad range of customer needs that DLH is now able to address. Many of our customer relationships span decades, and we leverage this customer intimacy to shape solutions and expand our contract portfolio through new business opportunities and growth on existing programs. In recent years, we have significantly diversified our revenue sources, reducing concentration risks and broadening our ability to serve our customers’ needs. As government customers continue to expand their commitment to cybersecurity and AI – emphases which align with DLH’s technology strength areas – our addressable markets grow. By fusing our highly differentiated digital transformation and IT modernization capabilities with our renowned research portfolio domain expertise, the full DLH enterprise serves as a platform to address a broader range of client solution needs than ever before. To award work, our customers increasingly utilize multi-award professional services contracts. DLH has already won seats on many of these vehicles and is well positioned to win awards on other strategic priority contract vehicles which remain pending. As we embrace our role as marketplace leader, we know that we must remain committed to our fundamental values: Integrity and Trust. Performance Excellence. Agility. Diversity and Inclusion. Our Corporate Social Responsibility (CSR) ecosystem includes initiatives focused on civic engagement, Diversity, Equity, Inclusion, and Belonging (DEIB), and sustainability efforts. We believe that these initiatives will result in an empowered workforce, a responsible operating structure, and an environment in which individual and MILITARY SERVICE MEMBERS DLH drove rapid progress in defense health. Highlights: DLH performed market research into integration of biomedical engineering, unmanned systems (UMS) robotics, and autonomous devices to evaluate products and capabilities for integration into military medical battlefield systems. Supported research into first ever live tissue study with robotic platform to overcome signal latency Collaborated with partners on a limited pilot project focusing on applications for medics teaming with autonomous casualty care UNDERSERVED COMMUNITIES A DLH-supported virtual critical care network recognized for reaching out to the most underserved and vulnerable communities during COVID-19 pandemic Built a cloud-based enterprise web-based application to help a customer access the quality of service its grantees provide. In FY23, DLH monitoring conducted reviews effecting approximately 255,000 students.

DLH www.dlhcorp.com Thank you for your continued support of DLH. Zach Parker PRESIDENT & CEO DLH Holdings Corp. corporate growth can flourish. I am confident that our strong record, advanced technology, proven methodology, and unwavering commitment to solving the complex problems faced by civilian and military customers alike position our company to succeed in the years ahead. I cannot wait to see what lies ahead for our company. THOSE AFFLICTED WITH INFECTIOUS AND CHRONIC DISEASES DLH supports research on topics spanning cancer, cardiovascular disease, diabetes, environmental exposures, and beyond, publishing dozens of peer reviewed manuscripts annually. Highlights include: Implemented automation and Cloud technologies that allow researchers to advance their scientific research in secure environments Investigated links between high air pollution levels and an increase in breast cancer Probed the impact of nicotine exposure on COVID-19 mortalities

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K (Mark One) ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended September 30, 2023 ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission File No. 0-18492 DLH HOLDINGS CORP. (Exact name of registrant as specified in its charter) New Jersey 22-1899798 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 3565 Piedmont Road, Building 3, Suite 700 30305 Atlanta, Georgia (Zip code) (Address of principal executive offices) (770) 554-3545 (Registrant's telephone number, including area code) Securities registered pursuant to Section 12(b) of the Exchange Act Title of each class Trading Symbol(s) Name of each exchange on which registered Common Stock DLHC Nasdaq Capital Market Securities registered pursuant to Section 12(g) of the Securities Exchange Act: NONE Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  No ☒ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act. Yes  No ☒ Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No  Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (check one): Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller Reporting Company ☒ Emerging Growth Company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accountant standards provided pursuant to Section 13(a) of the Exchange Act. Yes  No ☒ Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒ The aggregate market value of the voting and non-voting common equity held by non-affiliates, as of the last business day of the registrant's most recently completed second fiscal quarter, March 31, 2023, was $91,396,871. As of December 4, 2023 there were 14,067,732 shares of the Registrant’s common stock outstanding. DOCUMENTS INCORPORATED BY REFERENCE Part III of this report incorporates information by reference from the Company's definitive proxy statement, which proxy statement is due to be filed with the Securities and Exchange Commission not later than 120 days after September 30, 2023. 1

TABLE OF CONTENTS PAGE PART I Item 1. Business 3 Item 1A. Risk Factors 9 Item 1B. Unresolved Staff Comments 21 Item 2. Properties 21 Item 3. Legal Proceedings 22 Item 4. Mine Safety Disclosure 22 PART II Item 5. Market For the Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities 23 Item 6. Selected Financial Data 23 Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations 24 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 34 Item 8. Financial Statements and Supplemental Data 35 Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure 59 Item 9A. Controls and Procedures 59 Item 9B. Other Information 60 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 60 PART III Item 10. Directors, Executive Officers and Corporate Governance 60 Item 11. Executive Compensation 60 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 60 Item 13. Certain Relationships and Related Transactions, and Director Independence 61 Item 14. Principal Accountant Fees and Services 61 PART IV Item 15. Exhibits and Financial Statement Schedules 61 Item 16. Form 10-K Summary 63 2

PART I FORWARD-LOOKING STATEMENTS Certain information included or incorporated by reference in this document may not address historical facts and, therefore, could be interpreted to be “forward- looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including projections of financial performance; statements of plans, strategies and objectives of management for future operations; any statement concerning developments, performance or industry rankings relating to products or services; any statements regarding future economic conditions or performance; any statements of assumptions underlying any of the foregoing; and any other statements that address activities, events or developments that DLH Holdings Corp and its subsidiaries (“DLH” or the “Company” and also referred to as “we,” “us” and “our”) intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements may be characterized by terminology such as “believe,” “anticipate,” “expect,” “should,” “intend,” “plan,” “will,” “estimates,” “projects,” “strategy” and similar expressions. These statements are based on assumptions and assessments made by the Company’s management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. Any such forward-looking statements are not guarantees of future performance (financial or operating), and actual results, developments and business decisions may differ materially from those envisioned by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that include but are not limited to the following: the failure to achieve the anticipated benefits of our recent acquisition or any future acquisition (including anticipated future financial operating performance and results); diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from the acquisition; the inability to retain employees and customers; contract awards in connection with re-competes for present business and/or competition for new business; significant delays or reductions in appropriations for our programs, broader changes in United States ("U.S.") government funding and spending patterns or the inability of the U.S. government to approve new appropriations legislation and avoid a shutdown of its operations; the risks and uncertainties associated with customer interest in and purchases of new services; our ability to manage our increased debt obligations; compliance with new bank financial and other covenants; changes in customer budgetary priorities; government contract procurement (such as bid protest, small business set asides, loss of work due to organizational conflicts of interest, etc.) and termination risks; the ability to successfully integrate the operations of recent and any future acquisitions; regional and national economic conditions in the U.S. and globally, including but not limited to: terrorist activities or war, changes in interest rates, and significant fluctuations in the equity markets; the impact of inflation and higher interest rates; the impact of any epidemic, pandemic or health emergency, including the measures to mitigate its effects, and its impact on the economy and demand for our services; and the other risk factors set forth under Item 1A, Risk Factors, in this Annual Report on Form 10-K and in our other SEC filings. The forward-looking statements included herein apply only as of the date of this Annual Report on Form 10-K. The Company disclaims any duty to update such forward-looking statements, all of which are expressly qualified by the foregoing, except as may be required by law. ITEM 1. BUSINESS Overview and Background DLH Holdings Corp. ("DLH") delivers improved health and cyber readiness solutions for federal government customers through digital transformation, science research and development, and systems engineering and integration. We bring a unique combination of government sector experience, proven methodology, and unwavering commitment to solve the complex problems faced by civilian and military customers alike, doing so by leveraging multiple capabilities, including cyber technology, artificial intelligence, advanced analytics, cloud-based applications, and telehealth systems. DLH is a holding company operating through a number of operating subsidiaries. In December 2022, we acquired Grove Resource Solutions, LLC, which provides research and development, systems engineering and integration, and digital transformations solutions to federal agencies, notably the National Institutes of Health ("NIH"), U.S. Navy and U.S. Marine Corps. Competitive Advantages We believe we are advantageously positioned within our markets through a number of features including, but not limited to: • highly credentialed workforce; • predominantly performing as the prime contractor; • strong past performance record across our government contracts; and • strong bipartisan support for our key contracts. 3

We have invested in leading credentials and capabilities that we expect will deliver value to our customers. These investments include development of secure Information Technology ("IT") platforms; sophisticated data analytic tools and techniques; and implementation process improvement and quality assurance programs and techniques. We are actively pursuing additional credentials that will support our customers' ever evolving missions. Solutions and Services We primarily focus on improved deployment of large-scale health and defense initiatives for multiple agencies within the federal government, including the Department of Health and Human Services ("HHS"), the Department of Veterans Affairs ("VA"), Department of Defense ("DoD"), Department of Homeland Security ("DHS"), and many of their sub-agencies. We deliver services primarily through prime contracts awarded by the federal government through competitive bidding processes. We have a diverse mix of contract vehicles with various agencies of the federal government, which supports our overall corporate growth strategy. Our revenue is distributed to time and materials contracts (56%), firm fixed price contracts (22%), and cost reimbursable contracts (22%). We provide the following services and solutions, which are aligned with the long-term needs of our customers: • Digital Transformation and Cyber Security; • Science Research and Development; and • Systems Engineering and Integration Digital Transformation and Cyber Security We provide critical digital transformation and cyber security solutions across the federal civilian and cyber defense communities, leveraging advanced technology to modernize obsolete systems, protect sensitive information, manage large datasets, and enhance operational efficiency. Our suite of tools includes artificial intelligence and machine learning, cloud enablement, cybersecurity ecosystem, big data analytics, and modeling and simulation. IT modernization and cyber security maturity are priority initiatives throughout our customer set. Our customers, including numerous institutes and centers within the NIH, the Defense Health Agency ("DHA"), Tele-medicine and Advanced Technology Research Center ("TATRC"), and US Navy Naval Information Warfare Center ("NIWC"), rely on our information technology support to enable their vital missions. We work with these customers to reduce risk and build resilience to cyber and physical threats to the federal government’s infrastructure, providing the full spectrum of cyber capabilities, cryptographic and true cyber engineering, Certified Information Security Officer ("CISO") / Information System Security Officer ("ISSO") support, risk management frameworks, Continuity of Operations ("COOP") / Disaster Recovery, and enterprise infrastructure and cloud governance focused on designing and implementing zero trust architecture. Science Research and Development We advance scientific knowledge and understanding through our extensive research portfolio and domain expertise. We primarily provide large-scale data analytics, testing and evaluation, clinical trials research services, and epidemiology studies to support multiple operating divisions within HHS, including NIH and the Center for Disease Control and Prevention ("CDC"), as well as the Military Health System. Our employees support innovative, cutting-edge research on emerging trends, health informatics analyses, and application of best practices including mobile, social, and interactive media. We leverage evidence-based methods and web technology to drive health equity to our most vulnerable populations through public engagement. Projects often involve highly specialized expertise and transformative R&D support services. Our decades of experience designing, conducting, and analyzing studies for our diverse customer base, and our full-service clinical research solutions are designed for each customer’s specific research development program. Our employees provide expert knowledge and experience that supports our customers’ missions. System Engineering and Integration Our employees specialize in delivering engineering solutions that support our customers' evolving needs by rapidly deploying resources, solutions, and services. This includes specialized engineering expertise, encompassing areas of pharmaceutical delivery logistics, fire protection engineering, biomedical equipment, and technology engineering on behalf of the VA, NIWC, HHS and other federal customers. 4

We utilize automation to accelerate infrastructure innovation and help customers define a lifecycle for automation assets, as well as set standards for version control, testing, and release processes that proved a robust foundation for their customers. DLH delivers IT operational resilience and efficiency in parallel with technology innovation integration, via hybrid and multi-cloud solutions, leveraging integrated services, process automation, advanced tool stacks, and mature quality processes. Our employees engineer, implement, and operate solutions that demonstrate measurable results to satisfy our customer's management requirements, thus helping customers to confidently deploy secure platforms and technologies that reduce operational costs. We have invested in agile software development credentials for our technical staff, and have achieved Capability Maturity Model Integration ("CMMI") level 3. Our enterprise lifecycle logistics support services encompass military systems deployed worldwide, as well as scientific and IT systems and peripherals for Federal civilian agencies.

Major Customers

Our revenues are from agencies of the U.S. Federal government. A major customer is defined as a customer from whom we derive at least 10% of our revenues. The following table summarizes the revenues by customer for the years ended September 30, 2023 and 2022, respectively (in thousands):

	2023		2022	
	Revenue	Percent of total revenue	Revenue	Percent of total revenue
Department of Health and Human Services	$ 161,311	42.9 %	$ 102,201	25.9 %
Department of Veterans Affairs	138,862	37.0 %	126,106	31.9 %
Department of Defense	70,325	18.7 %	33,612	8.5 %
Department of Homeland Security	919	0.2 %	126,576	32.0 %
Customers with less than 10% share of total revenue	4,455	1.2 %	6,678	1.7 %
Revenue	**$ 375,872**	**100.0 %**	**$ 395,173**	**100.0 %**

Major Contracts

We operate primarily through prime contracts awarded by the government through competitive bidding processes. We have a diverse mix of contract vehicles with various agencies of the U.S. government, which supports our overall corporate growth strategy. A major contract is defined as a contract or set of contracts from which we derive at least 10% of our revenues.

The revenue attributable to the VA was derived from 16 separate contracts covering the Company's performance of pharmacy and logistics services in support of the VA's Consolidated Mail Outpatient Pharmacy ("CMOP") program.

- Nine contracts for pharmacy services, which represent approximately $79.6 million and $70.4 million of revenues for the years ended September 30, 2023 and 2022, respectively, are currently operating under a bridge contract through December 31, 2023.
- Seven contracts for logistics services represent approximately $59.2 million and $55.7 million of revenues for the years ended September 30, 2023 and 2022, respectively, are currently operating under a bridge contract through December 31, 2023.

The VA has issued a request for proposal for healthcare logistics and pharmacy services for each CMOP location. The procurements were set-aside for a service-disabled veteran owned small business ("SDVOSB") as the prime contractor. DLH maintains relationships with SDVOSB partners. Should the new contracts for performance of these services be awarded to a partner of DLH, the Company expects to continue to perform a significant amount of the contract's volume of business as a subcontractor. Should the VA conclude that an award to an SDVOSB prime contractor is not in the best interest of the government, they may reissue a solicitation in an unrestricted competition. DLH believes that its service excellence over many years on the program would provide an advantage in any competition.

Backlog

At September 30, 2023, our backlog was approximately $704.8 million, of which $169.9 million was funded backlog. At September 30, 2022 our backlog was $482.5 million, of which $98.9 million was funded backlog.

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We define backlog as our estimate of remaining future revenue from existing signed contracts, assuming the exercise of all options relating to such contracts and including executed task orders issued under Indefinite Quantity/Indefinite Delivery ("IDIQ") contracts or if the contract is a single award IDIQ contract. We define funded backlog as the portion of backlog for which funding is appropriated and allocated to the contract by the customer and authorized for payment by the customer, once specified work is completed. Funded backlog does not include the full contract value as funding for contracts occurs on a periodic basis. Circumstances and events may cause changes in the amount of our backlog and funded backlog, including the execution of new contracts, extension of existing contracts, non-renewal or completion of current contracts, early termination, and adjustments to estimates. Changes in funded backlog may be affected by the funding cycles of the government. While no assurances can be given that existing contracts will result in earned revenue in any future period, or at all, our major customers have historically exercised their contractual renewal options. Backlog value is quantified from management's judgment and assumptions about the volume of services based on past volume trends and current planning developed with customers. Competitive Landscape Competitive solicitations and long business development cycles are characteristics of the government and defense industry in which we operate. For major program competition, the business acquisition cycle typically ranges from 18 to 36 months. Companies may pursue work either as prime contractor or partner with other companies in a subcontractor role. Those competing as prime contractors normally expend substantially more resources than those in subcontractor roles. We predominantly are the prime contractor on our contracts with federal government customers and compete with several large and small-business companies in pursuit of acquiring new business. In some cases, we seek to partner with other companies on new business pursuits to improve our competitive positioning with the customer. Our competitors include operating units within: Deloitte, Booz Allen Hamilton Holding Corp., CACI International, Inc., BAE Systems, ICF International, Inc., Leidos Holdings, Inc., Mantech International Corp., Aglient Technologies Inc., MAXIMUS, Inc., UnitedHealth Group, Inc. operating under Optum, and Westat, Inc. We compete with these companies by leveraging our differentiating suite of tools and uniquely integrating people and processes and a solid track record of past performance, resulting in highly competitive proposals. We believe that our proprietary tools and processes, including e-PRAT and SPOT-m , along with our Infinibyte cloud-based management system differentiate us from our competitors. We compete for awards through a full and open competition on a best-value basis. We draw heavily from our consistently high-quality past performance ratings, proven and evolving technical differentiators, key personnel credentials and growing market recognition to compete. We believe that our track record, knowledge and processes with respect to government contract bidding represent significant competitive advantages. Further, we believe that the range and depth of educational experience and professional credentials and certifications held by our employees allows us to deploy highly qualified teams to implement solutions to address the needs of our customers. Our recent and future success in this competitive landscape hinges on our ability to continue to uniquely integrate people, processes and technology tools to deliver best value solutions for our targeted customers (both government and industry partners). Additionally, the Federal government may elect to restrict certain procurement activity, including renewals of our current contracts, to bidders that qualify for certain special statuses such as veteran owned, small, or small disadvantaged businesses. For those efforts, we would be limited to a subcontractor role. Seasonality The U.S. government's fiscal year ends on September 30 each year. It is not uncommon for U.S. government agencies to award extra tasks or complete other contract actions within this timeframe leading up to the fiscal year end in order to avoid losses of unexpended fiscal year funds. ® ® ® 6

Regulation Our business is affected by numerous laws and regulations relating to the award, administration and performance of U.S. Government contracts. In addition, many federal and state laws materially affect our operations. These laws relate to ethics, labor, tax, and employment matters. As any employer is, we are subject to federal and state statutes and regulations governing their standards of business conduct with the government, including that government contracts typically contain provisions permitting government customers to terminate contracts without cause with limited notice or compensation. The development of additional statutes and regulations and interpretation of existing statutes and regulations with respect to our industry can be expected to evolve over time. Through our corporate membership with the Professional Services Council and other affiliations, we monitor proposed and pending regulations from relevant congressional committees and government agency policies that have potential impact upon our industry and our specific strategically targeted markets. As with any commercial enterprise, we cannot predict with certainty the nature or direction of the development of Federal statutes and regulations that will affect its business operations. See Risk Factors in Part I, Item 1A. Intellectual Property Our business involves providing services to government entities, our operations generally are not substantially dependent upon obtaining and/or maintaining copyright or trademark protections, although our operations make use of such protections and benefit from them as discriminators in competition. We claim copyright, trademark and other proprietary rights in a variety of intellectual property, including each of our proprietary computer software and data products and the related documentation. We hold the trademarks, e-PRAT and SPOT-m , for our offerings that optimize resource allocation and supply chain management processes in connection with our business process management services, as well as the registered trademark, Infinibyte , for our cloud-based solution. We maintain a number of trade secrets that contribute to our success and competitive distinction and endeavor to accord such trade secrets adequate protection to ensure their continuing availability. Human Capital Management and Employee Relations Our employees are critical to our success and are the reason we continue to execute at a high level. We believe our continued focus on making employee engagement a top priority will help us provide high quality insights and information to our customers. As of September 30, 2023, we employed approximately 3,200 employees performing throughout the U.S. and one location overseas. Management believes that it has good relations with its employees. Vision and Values DLH’s vision is to be the most trusted provider of technology solutions and readiness enhancement services to Federal civilian and military agencies. Through our work, DLH supports Military Service Members, Veterans, children and families, and other at-risk and underserved communities. As a market influencer and emerging leader, DLH strives to shape and enhance the sustainability and readiness posture of those we serve, delivering value to our customers and stakeholders. DLH stands on strong values including: • Integrity and Trust - We establish relationships throughout our organization and with customers and partners that are built on a foundation of mutual trust and respect, which exemplifies the way DLH does business. We are committed to the highest standards of ethical conduct during the course of all business. • Performance Excellence - We are focused on achieving all requirements, with a passion for continuous improvement in the quality of our services and products. We strive to be our customers' "best value" provider and attain the highest measure of customer and shareholder satisfaction. • Diversity and Inclusion - We create and sustain a corporate culture that fosters inclusion of all employees and values each individual's unique talents and perspectives. We leverage the value of our diversity into every aspect of our business. • Agility - As we grow, we continue to evolve in a manner that maintains our flexibility and agility. This allows us to anticipate and respond to ever- changing government service requirements while delivering maximum value to customers and shareholders. ® ® ® 7

Talent Acquisition, Development, and Retention Our success depends in large part on our ability to attract talent to meet the needs of our customers. To ensure we have the talent to meet the needs of our customers, we employ broad recruiting and outreach efforts to enable us to attract an inclusive pool of highly qualified candidates. As demand for talent is highly competitive, we continue to invest in our employees through a variety of benefits and overall program enhancements. We continually review and adapt our recruiting, hiring, and training efforts to respond to market imperatives and the needs of our customers. We seek to attract and cultivate high performing talent by providing opportunities for career growth, skills development, and recognition for their contributions as they work to serve our customers. We provide competitive compensation programs to compete and reward our talented employees. In addition to base compensation, additional compensatory benefits may include bonus programs and participation in a 401(k) Plan. We have used targeted equity-based grants with performance and service based vesting conditions to facilitate attracting and retaining key personnel. We also invest in talent development initiatives including industry-leading learning management solutions, professional credentialing, and licensures. These benefits will further enhance our talented employee base and augment our efforts to infuse proven best practices into our operations through world-class talent acquisition and talent management tools. Employee Safety and Health We are committed to the health, safety and wellness of our employees. We provide our employees and their families with flexible and convenient health and wellness programs, including competitive benefits arrangements to address healthcare needs, including health insurance benefits, health savings and flexible spending accounts, paid time off, family leave, and family care resources. Company Website and Information Our corporate headquarters are located at 3565 Piedmont Road NE, Building 3 Suite 700, Atlanta, Georgia 30305. Our telephone number is (770) 554-3545. Our website is www.dlhcorp.com. The website contains information about our company and operations. Links to the Investor Relations section of our website, copies of our filings with the U.S. Securities and Exchange Commission ("SEC") on Forms 10-K, 10-Q, 8-K, and all amendments to those reports, can be viewed and downloaded free of charge as soon as reasonably practicable after the reports and amendments are electronically filed with or furnished to the SEC. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including DLH. The information on our website is not incorporated by reference into and is not part of this Annual Report on Form 10-K. 8

ITEM 1A. RISK FACTORS As provided for under the Private Securities Litigation Reform Act of 1995 ("1995 Reform Act"), we wish to caution shareholders and investors that the following important factors, among others discussed throughout this Annual Report on Form 10-K for the fiscal year ended September 30, 2023, have affected, and in some cases could affect, our actual results of operations and cause our results to differ materially from those anticipated in forward looking statements made herein. Our business, results of operations, cash flows and financial condition may be materially and adversely affected due to any of the following risks. The risks described below are not the only ones we face. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. The trading price of our common stock could decline due to any of these risks. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this Annual Report on Form 10-K, including our consolidated financial statements and related notes. Risks Relating to Our Business and the Industry in which we Compete We depend on contracts with the Federal government for virtually all of our revenue and our business could be seriously harmed if the Federal government decreased or ceased doing business with us. At present, we derive 99% of our revenue from agencies of the Federal government, primarily as a prime contractor but also as a subcontractor to other Federal prime contractors. In addition, substantially all accounts receivable, including unbilled accounts receivable, are from agencies of the U.S. Government as of September 30, 2023 and 2022. We expect that Federal government contracts will continue to be our primary source of revenue for the foreseeable future. We believe that the credit risk associated with our receivables is limited due to the creditworthiness of these customers. In general, if we were suspended or debarred from contracting with the federal government or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our business, financial condition and operating results would be materially and adversely affected. A significant portion of our revenue is concentrated in a small number of contracts, and we could be seriously harmed if we were unable to continue providing services under, or unsuccessful in our recompete efforts on, these contracts. We are dependent upon the continuation of our relationships with the VA and HHS as a significant portion of our revenue is concentrated in contracts with these customers. There can be no assurance as to the actual amount of services that we will ultimately provide to VA and HHS under our current contracts, or that we will be successful in recompete efforts. As described in greater detail above in "Item 1 - Business - Major Contracts", our contracts with the VA for the provision of services to its CMOP operations are expected to be subject to renewal solicitations. We believe that our strong working relationships and effective service delivery support ongoing performance for the terms of the contracts and recompete efforts as a prime or subcontractor. Our results of operations, cash flows and financial condition would be materially adversely affected if we were unable to continue our relationship with either of these customers, if we were to lose any of our material current contracts, or if the amount of services we provide to them is materially reduced. The U.S. government may prefer veteran-owned, minority-owned, women-owned and small disadvantaged businesses; therefore, we may have fewer opportunities to bid for or could lose a portion of our existing work to small businesses. As a result of the Small Business Administration ("SBA") set-aside program, the U.S. government may decide to restrict certain procurement activity only to bidders that qualify as veteran owned, minority-owned, small, or small disadvantaged businesses. In such cases, we would not be eligible to perform as a prime contractor on those programs and would be limited to work as a subcontractor on those programs. As previously reported, various agencies within the federal government have policies that support small business goals, including the adoption of the “Rule of Two” by the VA, which provides that the agency shall award contracts by restricting competition for the contract to service-disabled or other veteran owned businesses. To restrict competition pursuant to this rule, the contracting officer must reasonably expect that at least two of these businesses, which are capable of delivering the services, will submit offers and that the award can be made at a fair and reasonable price that offers the best value to the U.S. The effect of these set-aside provisions may limit our ability to compete for prime contractor positions on programs that we have targeted for growth and to maintain our prime contractor position as current contracts are subject to renewal. 9

Loss of our GSA schedule contracts or other contracting vehicles could impair our ability to win new business and perform under existing contracts. We currently hold multiple GSA schedule contracts, including a Federal supply schedule contract for professional and allied healthcare services and the logistics worldwide services contract. If we were to lose one or more of these contracts or other contracting vehicles, we could lose a significant revenue source and our operating results and financial condition could be materially and adversely affected. Future legislative or government budgetary and spending changes could negatively impact our business. U.S. Government programs are subject to annual congressional budget authorization and appropriation processes. For many programs, Congress appropriates funds on a fiscal year basis even though the program performance period may extend over several years. Consequently, programs are often partially funded initially and additional funds are committed only as Congress makes further appropriations. In recent years, we have seen frequent debates regarding the scope of funding of our customers, thereby leading to budgetary uncertainty for our Federal customers. Changes in federal government budgetary priorities or actions taken to address government budget deficits, the national debt, and/or prevailing economic conditions, could directly affect our financial performance. Further, congressional seats may change during election years, and the balance of spending priorities may change along with them. A significant decline in government expenditures, a shift of expenditures away from programs that we support or a change in federal government contracting policies could cause federal government agencies to reduce their purchases under contracts, to exercise their right to terminate contracts at any time without penalty or not to exercise options to renew contracts. In the event the budgets or budgetary priorities of the U.S. Government entities with which we do business are delayed, decreased or underfunded, our consolidated revenues and results of operations could be materially and adversely affected. VA programs, which accounted for approximately 36.9% and 31.9% of Company revenue for the years ended September 30, 2023 and 2022, respectively, were exempt from the spending caps established under Federal government sequestration targets enacted in 2013. Because we depend on U.S. government contracts, a delay in the completion of the U.S. government's budget and appropriations process could delay procurement of the services we provide and adversely affect our future revenues. The funding of U.S. government programs is subject to an annual congressional budget authorization and appropriations process. In years when the U.S. government does not complete its appropriations before the beginning of the new fiscal year on October 1, government operations are typically funded pursuant to a "continuing resolution," which allows federal government agencies to operate at spending levels approved in the previous appropriations cycle but does not authorize new spending initiatives. Currently, the government is currently operating under a continuing resolution (CR) which expires on January 19, 2024 for certain departments and February 2, 2024 for others. When the U.S. government operates under a CR, delays can occur in the procurement of the services and solutions that we provide and may result in new initiatives being canceled. When a CR expires, unless appropriations bills have been passed by Congress and signed by the President, or a new CR is passed and signed into law, the government must cease operations, or shutdown, except in certain emergency situations or when the law authorizes continued activity. We continuously review our operations in an attempt to identify programs potentially at risk from CRs so that we can consider appropriate contingency plans. A federal government shutdown could, however, result in our incurrence of substantial labor or other costs without reimbursement under customer contracts, the delay or cancellation of programs or the delay of contract payments, which could have a negative effect on our cash flows and adversely affect our future results of operations. 10

The markets in which we operate are highly competitive, and many of the companies we compete against have substantial resources. Further, the U.S. Government contract bid process is highly competitive, complex and sometimes lengthy, and is subject to protest and implementation delays. The markets in which we operate are highly competitive. Further, many of our contracts and task orders with the Federal government are awarded through a competitive bidding process, which is complex and sometimes lengthy. We expect that many of the opportunities we will seek in the foreseeable future will be awarded through competitive bidding. Furthermore, budgetary pressures and developments in the procurement process have caused many government customers to increasingly purchase goods and services through IDIQ contracts, GSA schedule contracts and other government-wide acquisition contracts. These contracts, some of which are awarded to multiple contractors, have increased competition and pricing pressure, requiring that we make sustained post-award efforts to realize revenue under each such contract. Many of our competitors are larger and have greater resources than we do, larger customer bases and greater brand recognition. Our competitors, individually or through relationships with third parties, may be able to provide customers with different or greater capabilities or benefits than we can provide. If we are unsuccessful in competing with these other companies, our revenues and margins may materially decline. Overall, the competitive bidding process presents a number of risks, including the following: (i) we expend substantial cost and managerial time and effort to prepare bids and proposals for contracts that we may not win, and to defend those bids through any protest process; (ii) we may be unable to estimate accurately the resources and cost structure that will be required to service any contract we win; and (iii) we may encounter expenses and delays if our competitors protest or challenge awards of contracts to us in competitive bidding, and any such protest or challenge could result in the resubmission of bids on modified specifications, or in the termination, reduction or modification of the awarded contract. If we are unable to win particular contracts, we may be prevented from providing the services that are purchased under those contracts for a number of years. If we are unable to consistently win new contract awards over any extended period, our business and prospects will be adversely affected and that could cause our actual results to differ materially and adversely from those anticipated. In addition, upon the expiration of a contract, if the customer requires further services of the type provided by the contract, there is frequently a competitive rebidding process. There can be no assurance that we will win any particular bid, or that we will be able to replace business lost upon expiration or completion of a contract, and the termination or non-renewal of any of our significant contracts could cause our actual results to differ materially and adversely from those anticipated. If a bid is won and a contract awarded, there still is the possibility of a bid protest or other delays in implementation. Our business could be adversely affected by delays caused by our competitors protesting major contract awards received by us, resulting in the delay of the initiation of work. It can take many months to resolve protests by one or more of our competitors of contract awards we receive. The resulting delay in the startup and funding of the work under these contracts may cause our actual results to differ materially and adversely from those anticipated, and there can be no assurance that such protest process or implementation delays will not have a material adverse effect on our financial condition or results of operations in the future. Our business may suffer if we or our employees are unable to obtain and maintain the necessary security clearances or other qualifications required to perform services for our customers. Many federal government contracts require us to have security clearances and employ personnel with specified levels of education, work experience and security clearances. Depending on the level of clearance, security clearances can be difficult and time-consuming to obtain. If we or our employees lose or are unable to obtain necessary security clearances, we may not be able to win new business and our existing customers could terminate their contracts with us or decide not to renew them. To the extent we cannot obtain or maintain the required security clearances for our employees working on a particular contract, we may not derive the revenue anticipated from the contract, which could cause our results to differ materially and adversely from those anticipated. 11

Our business is regulated by complex federal procurement and contracting laws and regulations, and we are subject to periodic compliance reviews by governmental agencies. We must comply with complex laws and regulations relating to the formation, administration, and performance of federal government contracts, including the Federal Acquisition Regulation, which, among other things, requires us to certify and disclose cost and pricing data and to divest work in the event of certain organizational conflicts of interest. These laws and regulations create compliance risk and affect how we do business with our federal agency customers and may impose added costs on our business. The government may in the future reform its procurement practices or adopt new contracting rules and regulations, including cost accounting standards, that could be costly to satisfy or that could impair our ability to obtain new contracts or change the basis upon which it reimburses our compensation and other expenses or otherwise limit such reimbursements. These changes could impair our ability to obtain new contracts or win re-competed contracts or adversely affect our future profit margin. Additionally, the government may face restrictions from new legislation, regulations or government union pressures, on the nature and amount of services the government may obtain from private contractors. Any reduction in the government’s use of private contractors to provide federal services could cause our actual results to differ materially and adversely from those anticipated. Our performance on our U.S. Government contracts and our compliance with applicable laws and regulations, including submission of invoices to our customers, are subject to audit by the government. The scope of any such audits could span multiple fiscal years. These agencies review our performance on contracts, pricing practices, cost structure and compliance with applicable laws, regulations and standards. They also evaluate the adequacy of internal controls over our business systems, including our purchasing, accounting, estimating, earned value management, and government property systems. Any costs found to be improperly allocated or assigned to contracts will not be reimbursed, and any such costs already reimbursed must be refunded and certain penalties may be imposed. Moreover, if any of the administrative processes and systems are found not to comply with requirements, we may be subjected to increased government scrutiny and approval that could delay or otherwise adversely affect our ability to compete for or perform contracts or collect our revenues in a timely manner. Therefore, an unfavorable outcome of an audit could cause actual results to differ materially and adversely from those anticipated. If a government review or investigation uncovers illegal activities or activities not in compliance with a particular contract's terms or conditions, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, harm to our reputation, suspension of payments, fines, and suspension or debarment from doing business with Federal government agencies. Any of these events could lead to a material reduction in our revenues, cash flows and operating results. Further, as the reputation and relationships that we have established and currently maintain with government personnel and agencies are important to our ability to maintain existing business and secure new business, damage to our reputation or relationships could have a material adverse effect on our revenue and operating results. Federal government contracts may be terminated at will and may contain other provisions that may be unfavorable to us. Many of the U.S. Government programs in which we participate as a contractor or subcontractor may extend for several years. The U.S. Government may modify, curtail or terminate its contracts and subcontracts for convenience and to the extent that a contract award contemplates one or more option years, the Government may decline to exercise such option periods. Accordingly, the maximum contract value specified under a government contract or task order awarded to us is not necessarily indicative of the revenue that we will realize under that contract. Due to our dependence on these programs, the modification, curtailment or termination of our major programs or contracts may have a material adverse effect on our results of operations and financial condition. In addition, federal government contracts contain provisions and are subject to laws and regulations that give the government rights and remedies, some of which are not typically found in commercial contracts, including allowing the government to (i) cancel multi-year contracts and related orders if funds for contract performance for an subsequent year become unavailable; (ii) claim rights in systems and software developed by us; (iii) suspend or debar us from doing business with the federal government or with a governmental agency; and (iv) impose fines and penalties and subject us to criminal prosecution. If the government terminates a contract for convenience, we may recover only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, we may be unable to recover even those amounts and instead may be liable for excess costs incurred by the government in procuring undelivered items and services from another source. Depending on the value of a contract, such termination could cause our actual results to differ materially and adversely from those anticipated. 12

Certain contracts also contain organizational conflict of interest (OCI) clauses that limit our ability to compete for or perform certain other contracts. OCIs arise any time we engage in activities that (i) make us unable or potentially unable to render impartial assistance or advice to the government; (ii) impair or might impair our objectivity in performing contract work; or (iii) provide us with an unfair competitive advantage. For example, when we work on the design of a particular system, we may be precluded from competing for the contract to develop and install that system. Depending upon the value of the matters affected, an OCI issue that precludes our participation in or performance of a program or contract could cause our actual results to differ materially and adversely from those anticipated. We may not receive the full amounts authorized under the contracts included in our backlog, which could reduce our revenue in future periods below the levels anticipated. Our total backlog consists of funded and unfunded amounts and may include estimates and assumptions about matters that cannot be determined with certainty at the time the backlog is calculated. Funded backlog represents contract value that has been appropriated by a customer and is expected to be recognized into revenue. Unfunded backlog represents the sum of the unappropriated contract value on executed contracts and unexercised option years that is expected to be recognized into revenue. The maximum contract value specified under a government contract or task order awarded to us is not necessarily indicative of the revenue that we will realize under that contract. For example, we generate revenue from IDIQ contracts, which do not require the government to purchase a pre- determined amount of goods or services under the contract. Action by the government to obtain support from other contractors or failure of the government to order the quantity of work anticipated could cause our actual results to differ materially and adversely from those anticipated. Additionally, many of our multi- year contracts may only be partially-funded at any point during their term with the unfunded portion subject to future appropriations by Congress. As a result of a lack of appropriated funds or efforts to reduce federal government spending, our backlog may not result in revenue. Accordingly, our backlog may not result in actual revenue in any particular period, or at all, which could cause our actual results to differ materially and adversely from those anticipated. Our business growth and profitable operations require that we develop and maintain strong relationships with other contractors with whom we partner or otherwise depend on. We may enter into future teaming ventures with other companies, which carry risk in regard to maintaining strong, trusted working relationships in order to successfully fulfill contract obligations. Teaming arrangements may include being engaged as a subcontractor to a prime contractor, engaging a subcontractor on a contract for which we are the prime contractor, or entering into a joint venture with another company. We may lack control over fulfillment of such contracts, and poor performance on the contract could impact our customer relationship, even if we perform as required. We expect to depend on relationships with other contractors for a portion of our revenue in the foreseeable future. Our revenue and operating results could differ materially and adversely from those anticipated if any such prime contractor or teammate chooses to offer directly to the customer services of the type that we provide or if they team with other companies to provide those services. Restrictions on or other changes to the federal government’s use of service contracts may harm our operating results. We derive virtually all of our revenue from service contracts with the federal government. The government may face restrictions from new legislation, regulations or government union pressures on the nature and amount of services the government may obtain from private contractors (i.e., insourcing versus outsourcing). Any reduction in the government’s use of private contractors to provide federal services could cause our actual results to differ materially and adversely from those anticipated. Our earnings and margins may vary based on the mix of our contracts and programs. At September 30, 2023, our backlog includes cost reimbursable, time-and-materials, and firm-fixed-price contracts. Our earnings and margins may vary depending on the relative mix of contract types, the costs incurred in their performance, the achievement of other performance objectives and the stage of performance at which the right to receive fees, particularly under incentive and award fee contracts, is finally determined. 13

Our employees, or those of our teaming partners, may engage in misconduct or other improper activities which could harm our business. We are exposed to risk from misconduct or fraud by our employees, or employees of our teaming partners. Such violations could include intentional disregard for Federal government procurement regulations, engaging in unauthorized activities, seeking reimbursement for improper expenses, or falsifying time records. Employee misconduct could also involve the improper use of our customers' sensitive or classified information and result in a serious harm to our reputation. While we have appropriate policies in effect to deter illegal activities and promote proper conduct, it is not always possible to deter employee misconduct. Precautions to prevent and detect this activity may not be effective in controlling such risks or losses. As a result of employee misconduct, we could face fines and penalties, loss of security clearance and suspension or debarment from contracting with the federal government, which could materially and adversely affect our business, results of operations, financial condition, cash flows, and liquidity. If we are unable to attract qualified personnel, our business may be negatively affected. We rely heavily on our ability to attract and retain qualified employees and other personnel who possess the skills, experience, and licenses necessary in order to provide our solutions for our assignments. Our business is materially dependent upon the continued availability of such qualified personnel. Our inability to secure qualified personnel would have a material adverse effect on our business. Competition for qualified employees is intense and the cost of attracting qualified personnel and providing them with attractive benefits packages may be higher than we anticipate and, as a result, if we are unable to pass these costs on to our customers, our profitability could decline. Moreover, if we are unable to attract and retain qualified personnel, the quality of our services may decline and, as a result, we could lose customers. If our subcontractors do not perform their contractual obligations, our performance as a prime contractor and our ability to obtain future business could be materially and adversely impacted and our actual results could differ materially and adversely from those anticipated. Our performance of government contracts may involve the issuance of subcontracts to other companies upon which we rely to perform all or a portion of the work we are obligated to deliver to our customers. Unsatisfactory performance by one or more of our subcontractors to deliver on a timely basis the agreed- upon supplies, perform the agreed-upon services, or appropriately manage their vendors may materially and adversely impact our ability to perform our obligations as a prime contractor. A subcontractor’s performance deficiency could result in the government terminating our contract for default. A default termination could expose us to liability for excess costs of reprocurement by the government and have a material adverse effect on our ability to compete for future contracts and task orders. Depending upon the level of problem experienced, such problems with subcontractors could cause our actual results to differ materially and adversely from those anticipated. The federal government’s appropriation process and other factors may delay the collection of our receivables, and our business may be adversely affected if we cannot collect our receivables in a timely manner. We depend on the collection of our receivables to generate cash flow, provide working capital, pay debt and continue our business operations. If the federal government or any prime contractor for whom we are a subcontractor fails to pay or delays the payment of their outstanding invoices for any reason, our business and financial condition may be materially and adversely affected. The government may fail to pay outstanding invoices for a number of reasons, including lack of appropriated funds or lack of an approved budget. Contracting officers have the authority to impose contractual withholdings, which can also adversely affect our ability to collect timely. If we experience difficulties collecting receivables, it could cause our actual results to differ materially and adversely from those anticipated. In addition, from time to time, when we are awarded a contract, we incur significant expenses before we receive any contract payments. These expenses include leasing and outfitting office space, purchasing office equipment, and hiring personnel. In other situations, contract terms provide for billing upon achievement of specified project milestones. In these situations, we are required to expend significant sums of money before receiving related contract payments. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of failures by the government to approve governmental budgets in a timely manner. In addition to these factors, poor execution on project startups could impact us by increasing our use of cash. In certain circumstances, we may defer recognition of costs incurred at the inception of a contract. Such action assumes that we will be able to recover these costs over the life of the contract. To the extent that a project does not perform as anticipated, these deferred costs may not be considered recoverable resulting in an impairment charge. 14

Risks Relating to Our Information Technology Systems and Intellectual Property We are highly dependent on the proper functioning of our information systems. We are highly dependent on the proper functioning of our information systems in operating our business. Critical information systems used in daily operations match employee resources and customer assignments and track regulatory credentialing. They also perform payroll, billing and accounts receivable functions. While we have multiple back up plans for these types of contingencies, our information systems are vulnerable to fire, storms, flood, power loss, telecommunication outages, physical break-ins, cyber-attack, ransomware, and similar events. If our information systems become inoperable, or are otherwise unavailable, these functions would have to be accomplished manually, which in turn could impact our financial viability, due to the increased cost associated with performing these functions manually. Our systems and networks may be subject to cybersecurity breaches. Many of our operations rely heavily upon technology systems and networks to receive, input, maintain and communicate participant and customer data pertaining to the programs we manage. Any systems failures, whether caused by us, a third-party service provider, or unauthorized intruders and hackers, or due to situations such as computer viruses, natural disasters, or power shortages, could cause loss of data or interruptions or delays in our business or that of our customers. If our systems or networks were compromised by a security breach, we could be adversely affected by losing confidential or protected information of program participants and customers, and we could suffer reputational damage and a loss of confidence from prospective and existing customers. Similarly, if our internal networks were compromised, we could be adversely affected by the loss of proprietary, trade secret or confidential technical and financial data. The loss, theft or improper disclosure of that information could subject the Company to sanctions under the relevant laws, lawsuits from affected individuals, negative press articles and a loss of confidence from our government customers, all of which could adversely affect our existing business, future opportunities and financial condition. Further, our property and cyber insurance may be inadequate to compensate us for all losses that may occur as a result of any system or operational failure or disruption and, as a result, our actual results could differ materially and adversely from those anticipated. In addition, in order to provide services to our customers, we often depend upon or use customer systems that are supported by the customer or third parties. Any security breach or system failure in such systems could result in an interruption of our customer’s operations which could cause us to experience significant delays under a contract, and a material adverse effect on our results of operations. Additionally, a number of projects require us to receive, maintain and transmit protected health information or other types of confidential personal information. That information may be regulated by the Health Insurance Portability and Accountability Act (HIPAA), the Health Information Technology for Economic and Clinical Health Act of 2009, Internal Revenue Service regulations and other laws. The loss, theft or improper disclosure of that information could subject us to sanctions under these laws, breach of contract claims, lawsuits from affected individuals, negative press articles and a loss of confidence from our government customers, all of which could adversely affect our existing business, future opportunities and financial condition. Failure to adequately protect, maintain, or enforce our rights in our intellectual property may adversely limit our competitive position. We rely upon a combination of nondisclosure agreements and other contractual arrangements, as well as copyright, trademark, and trade secret laws to protect our proprietary information. We also enter into proprietary information and intellectual property agreements with employees, which require them to disclose any inventions created during employment, to convey such rights to inventions to us, and to restrict any disclosure of proprietary information. Trade secrets are generally difficult to protect. Although our employees are subject to confidentiality obligations, this protection may be inadequate to deter or prevent misappropriation of our confidential information and/or the infringement of our trademarks and copyrights. Further, we may be unable to detect unauthorized use of our intellectual property or otherwise take appropriate steps to enforce our rights. Failure to adequately protect, maintain, or enforce our intellectual property rights may adversely limit our competitive position. We may face from time to time, allegations that we or a supplier or customer have violated the intellectual property rights of third parties. If, with respect to any claim against us for violation of third-party intellectual property rights, we are unable to prevail in the litigation or retain or obtain sufficient rights or develop non-infringing intellectual property or otherwise alter our business practices on a timely or cost-efficient basis, our business and competitive position may be adversely affected. Any infringement, misappropriation or related claims, whether or not meritorious, are time consuming, divert technical and management personnel, and are costly to resolve. As a result of any such dispute, we may have to develop non-infringing intellectual property, pay damages, enter into royalty or licensing agreements, cease utilizing certain products or services, or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us. 15

Risks Relating to Acquisitions In connection with acquisitions, we may be required to take write-downs or write-offs, restructuring and impairment, or other charges that could negatively affect our business, assets, liabilities, prospects, outlook, financial condition, and results of operations. Although we conduct extensive due diligence in connection with an acquisition, we cannot assure that this diligence revealed all material issues that may be present, that it would be possible to uncover all material issues through customary due diligence, or that factors outside of our control will not later arise. We have also purchased representations and warranties insurance in connection with the acquisition, but there is no assurance that those policies will cover any losses we might experience from breaches of the sellers’ representations and warranties or otherwise arising from the acquisition. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Further, as a result of the acquisition, purchase accounting, and the operation of the combined company after closing, we may be required to take write-offs or write-downs, restructuring and impairment or other charges that could negatively affect business, assets, liabilities, prospects, outlook, financial condition and results of operations. We may have difficulty identifying and executing other acquisitions on favorable terms and therefore may grow at slower than anticipated rates. One of our potential paths to growth is to selectively pursue acquisitions. Through acquisitions, we may be able to expand our base of customers, increase the range of solutions we offer to our customers and deepen our penetration of existing markets and customers. We may not identify and execute suitable acquisitions. To the extent that management is involved in identifying acquisition opportunities or integrating new acquisitions into our business, our management may be diverted from operating our core business. Without acquisitions, we may not grow as rapidly otherwise, which could cause our actual results to differ materially and adversely from those anticipated. We may encounter other risks in regard to making acquisitions, including: • increased competition for acquisitions may increase the costs of our acquisitions; • non-discovery or non-disclosure of material liabilities during the due diligence process, including omissions by prior owners of any acquired businesses or their employees in complying with applicable laws or regulations, or their inability to fulfill their contractual obligations to the federal government or other customers; and • acquisition financing may not be available on reasonable terms or at all. Any of these risks could cause our actual results to differ materially and adversely from those anticipated. We may have difficulty integrating the operations of companies we acquire, which could cause actual results to differ materially and adversely from those anticipated. The success of a potential future acquisition strategy depends upon our ability to successfully integrate the businesses. We may have difficulty integrating a business that we may acquire in the future. The integration of a business into our operations may result in unforeseen operating difficulties, absorb significant management attention and require significant financial resources that would otherwise be available for the ongoing development of our business. These integration difficulties include the integration of personnel with disparate business backgrounds, the transition to new information systems, coordination of geographically dispersed organizations, loss of key employees of acquired companies, and reconciliation of different corporate cultures. Further, the integration process could take longer than anticipated and could result in the loss of key employees, the disruption of each company’s ongoing businesses, result in tax costs or inefficiencies, or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could materially adversely affect our ability to maintain relationships with customers, employees or other third parties, or our ability to achieve the anticipated benefits of the transactions, and could harm our financial performance. For these or other reasons, we may be unable to retain key customers of acquired companies. Moreover, any acquired business may not generate the revenue or net income we expected or produce the efficiencies or cost-savings we anticipated. Any of these outcomes could cause our actual results to differ materially and adversely from those anticipated. With respect to our acquisition of Grove Resource Solutions (GRSi) in December 2022, the benefits of the acquisition will depend, in part, on our ability to successfully combine our businesses and realize the anticipated benefits, including business 16 opportunities and growth prospects from combining our businesses. We may not achieve these objectives within the anticipated time frame or may never realize these benefits and the value of our common stock may be harmed. The acquisition involves the integration of GRSi’s business with our existing business, which has been a costly and time-consuming process. If we are unable to successfully or timely integrate our operations with those of GRSi, we may incur unanticipated liabilities and be unable to realize the revenue growth, synergies, and other anticipated benefits resulting from the acquisition, and our business, results of operations, and financial condition could be materially adversely affected. We have a substantial amount of goodwill on our balance sheet. Future write-offs of goodwill may have the effect of decreasing our earnings or increasing our losses. We have obtained growth through acquisitions of other companies and businesses. Under existing accounting standards, we are required to periodically review goodwill for possible impairment. In the event that we are required to write down the value of any assets under these pronouncements, it may materially and adversely affect our earnings. See the more detailed discussion appearing as part of our Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 herein. Risks Relating to Our Outstanding Indebtedness We have incurred debt in connection with acquisitions and we must make the scheduled principal and interest payments on the facility and maintain compliance with other debt covenants. Following our acquisition of Grove Resource Solution, LLC ("GRSi") in December 2022, we amended and restated our credit agreement with First National Bank of Pennsylvania and certain other lenders (the “Credit Agreement”) and incurred additional indebtedness. The Credit Agreement requires compliance with a number of financial covenants and contains restrictions on our ability to engage in certain transactions, including limitations on: granting liens; incurring other indebtedness; disposing assets; making investments in other entities; and completing other mergers and consolidations. Also, the Credit Agreement requires us to comply with certain financial covenants including a minimum fixed charge coverage ratio and a maximum total leverage ratio. In addition, the Credit Agreement also requires prepayments of a percentage of excess cash flow. Accordingly, a portion of our cash flow from operations was dedicated to the repayment of our indebtedness and we expect future cash flow to be used to reduce our indebtedness. The loan agreement provides for customary events of default, including, among other things, a payment default, covenant default or defaults on other indebtedness or judgments in excess of a stipulated amount, change of control events, suspension or disbarment from contracting with the federal government and the material inaccuracy of our representations and warranties. If we are unable to make the scheduled principal and interest payments on the Credit Agreement or maintain compliance with other debt covenants, we may be in default under the loan agreement, which if not waived, could cause our debt to become immediately due and payable and enable the lenders to enforce their rights under the Credit Agreement. Such an event would likely have a material adverse effect on our business, financial condition and results of operations. Our increased indebtedness could adversely affect us in a number of other ways, including: • causing us to be less able to take advantage of business opportunities, such as other acquisition opportunities, and to react to changes in market or industry conditions; • increasing our vulnerability to adverse economic, industry, or competitive developments; • affecting our ability to pay or refinance debts as they become due during adverse economic, financial market, and industry conditions; • requiring us to use a larger portion of cash flow for debt service, reducing funds available for other purposes; • decreasing our profitability and/or cash flow; • causing us to be disadvantaged compared to competitors with less leverage; and • limiting our ability to borrow additional funds in the future to fund working capital, capital expenditures, and other general corporate purposes. 17

Risks Relating to Our Corporate Structure and Capital Stock Our stock price may be volatile and your investment in our common stock may suffer a decline in value. The price of our common stock could be subject to fluctuations and may decline in the future due to risks defined herein, or due to factors beyond our control, including changes in market conditions such as increased interest rates, a recession, or a change in Federal spending priorities. Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock. Since we have not paid dividends on our common stock, you cannot expect dividend income from an investment in our common stock. We have not paid any dividends on our common stock since our inception and do not contemplate or anticipate paying any dividends on our common stock in the foreseeable future. Current lenders do and future potential lenders may prohibit us from paying dividends without prior consent. Therefore, holders of our common stock may not receive any dividends on their investment in us. Earnings, if any, may be retained and used to finance the development and expansion of our business. We may issue preferred stock with rights senior to our common stock, which may adversely impact the voting and other rights of the holders of our common stock. Our certificate of incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors up to an aggregate of 5,000,000 shares of preferred stock. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights, which would adversely affect the voting power or other rights of the holders of our common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our Company, which could have the effect of discouraging bids for our Company and thereby prevent stockholders from receiving the maximum value for their shares. Although we have no present intention to issue any shares of our preferred stock, in order to discourage or delay a change of control of our Company, we may do so in the future. In addition, we may determine to issue preferred stock in connection with capital raising efforts and the terms of the stock so issued could have special voting rights or rights related to the composition of our Board. The exercise or vesting of our outstanding common stock options and restricted stock units may depress our stock price and dilute your ownership of the Company. To the extent that options are exercised or restricted stock units vest, dilution to our shareholders will occur. We cannot foresee the impact of any potential sales of our common shares on the market, but it is possible that if a significant percentage of such available shares were attempted to be sold within a short period of time, the market for our shares would be adversely affected. It is also unclear whether or not the market for our common stock could absorb a large number of attempted sales in a short period of time. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected, since the holders of these securities can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than the exercise terms provided by those securities. To the extent that these securities are exercised, dilution to our shareholders will occur. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected, since the holders of these securities can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than the exercise terms provided by those securities. Anti-takeover provisions in our Articles of Incorporation make a change in control of our Company more difficult. The provisions of our Articles of Incorporation and the New Jersey Business Corporation Act, together or separately, could discourage potential acquisition proposals, delay or prevent a change in control and limit the price that certain investors might be willing to pay in the future for our common stock. Among other things, these provisions: • require certain supermajority votes; and • establish certain advance notice procedures for nomination of candidates for election as directors and for shareholders' proposals to be considered at shareholders' meetings. 18

In addition, the New Jersey Business Corporation Act contains provisions that, under certain conditions, prohibit business combinations with 10% shareholders and any New Jersey corporation for a period of five years from the time of acquisition of shares by the 10% shareholder. The New Jersey Business Corporation Act also contains provisions that restrict certain business combinations and other transactions between a New Jersey corporation and 10% shareholders. Our executive officers, directors and significant stockholders will be able to influence matters requiring stockholder approval. As of September 30, 2023, our executive officers, directors and largest shareholder (Wynnefield Capital, Inc. and its affiliates) own approximately 44% of our outstanding common stock. Within this amount, Wynnefield Capital, Inc. and its affiliates own approximately 26% of our outstanding common stock. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of the Company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of our company and may negatively affect the market price of our common stock. These matters might include proxy contests, tender offers, mergers or other purchases of common stock that could give our stockholders the opportunity to realize a premium over the then-prevailing market price for shares of our common stock. In addition, persons associated with Wynnefield Capital, Inc. currently serve on our Board of Directors. As a result of this share ownership and relationships on our Board of Directors, our largest stockholder will be able to influence all affairs and actions of our company, including matters requiring stockholder approval such as the election of directors and approval of significant corporate transactions. The interests of our principal stockholders may differ from the interests of the other stockholders. General Business Risks We may experience fluctuations in our revenues and operating results from period to period. Our revenue and operating results may fluctuate significantly and unpredictably in the future. We have expended, and will continue to expend, substantial resources to enhance our health services offerings and expansion into the Federal health market. We may incur growth expenses before new business revenue is realized, thus showing lower profitability in a particular period or consecutive periods. Other factors which may cause our cash flows and results of operations to vary from quarter to quarter include: the terms and progress of contracts; expenses related to certain contracts which may be incurred in periods prior to revenue being recognized; the commencement, completion or termination of contracts during any particular quarter; the timing and terms of award contracts; and government budgetary delays or shortfalls. We may be unable to achieve the desired levels of revenue growth due to circumstances that are beyond our control, as already expressed regarding competition, government budgets, and the procurement process in general. In particular, if the federal government does not adopt, or delays adoption of, a budget for each fiscal year beginning on October 1, or fails to pass a continuing resolution, federal agencies may be forced to suspend our contracts and delay the award of new and follow-on contracts and orders due to a lack of funding. Also, some aspects of this work can be seasonal with regard to resources and funding, and it is difficult to predict the timing of when those resources will be expended. Although we continue to manage our operating costs and expenses, there is no guarantee that we will significantly increase future revenue and profit in any particular future period. Revenue levels achieved from our customers, the mix of solutions that we offer and our performance on future contracts will affect our financial results. Further, changes in the volume of activity and the number of contracts commenced, completed or terminated during any quarter may cause significant variations in our cash flows and results of operations. Therefore, period-to-period comparisons of our operating results may not be a good indication of our future performance. An increase in the prices of goods and services could raise the costs associated with providing our services, diminish our ability to compete for new contracts or task orders and/or reduce customer buying power. We may experience an increase in the costs in our supply and labor markets due to global inflationary pressures and other various geopolitical factors. We generate a portion of our revenues through various fixed price and multi-year government contracts which anticipate moderate increases in costs over the term of the contract. With the current pace of inflation our standard approach to moderate annual price escalations in our bids for multi-year work may be insufficient to counter inflationary cost pressures. This could result in reduced profits, or even losses, as inflation increases, particularly for fixed priced contracts and our longer-term multi-year contracts. In the competitive environment in which we operate as a government contractor, the lack of pricing leverage and ability to renegotiate long-term, multi-year contracts, could reduce our profits, disrupt our business, or otherwise materially adversely affect our results of operations. 19

Our profits and revenues could suffer if we are involved in legal proceedings, investigations, and disputes. We are exposed to legal proceedings, investigations and disputes. In addition, in the ordinary course of our business we may become involved in legal disputes regarding personal injury or employee disputes. While we provide for these types of incidents through commercial third-party insurance carriers, we often defray these types of cost through higher deductibles. Any unfavorable legal ruling against us could result in substantial monetary damages by losing our deductible portion of carried insurance. We maintain insurance coverage as part of our overall legal and risk management strategy to lower our potential liabilities. If we sustain liabilities that exceed our insurance coverage or for which we are not insured, it could have a material adverse impact on our results of operations, cash flows and financial condition, including our profits, revenues and liquidity. We are dependent upon certain of our management personnel and do not maintain "key personnel" life insurance on our executive officers. Our success to date has resulted in part from the significant contributions of our executive officers. Our executive officers are expected to continue to make important contributions to our success. As of September 30, 2023, certain of our officers are under employment contracts. However, we do not maintain "key personnel" life insurance on any of our executive officers. Loss for any reason of the services of our key personnel could materially affect our operations. We may not be fully covered by the insurance we procure and our business could be adversely impacted if we were not able to renew all of our insurance plans. Although we carry multiple lines of liability insurance (including coverage for medical malpractice and workers' compensation), they may not be sufficient to cover the total cost of any judgments, settlements or costs relating to any present or future claims, suits or complaints. If we are unable to secure renewal of our insurance contracts or the renewal of such contracts with favorable rates and with competitive benefits, our business could be adversely affected. In addition, sufficient insurance may not be available to us in the future on satisfactory terms or at all. Further, the fact that the majority of our employees are located at customer locations increases our potential liability for negligence and professional malpractice and such liabilities may not become immediately apparent. Any increase in our costs of insurance will impact our profitability to the extent that we cannot offset these increases into our costs of services. If the insurance we carry is not sufficient to cover any judgments, settlements or costs relating to any present or future claims, suits or complaints, our business, financial condition, results of operations and liquidity could be materially adversely affected. Our financial condition may be affected by increases in employee healthcare claims and insurance premiums, and workers' compensation claims and insurance rates. Our current workers' compensation and medical plans are partially self-funded insurance programs. The Company currently pays base premiums plus actual losses incurred, not to exceed certain individual and aggregate stop-loss limits. In addition, health insurance premiums, and workers' compensation rates for the Company are in large part determined by our claims experience. These categories of expenditure comprise a significant portion of our direct costs. If we experience a large increase in claim activity, our direct expenditures, health insurance premiums, unemployment taxes or workers' compensation rates may increase. Although we employ internal and external risk management procedures in an attempt to manage our claims incidence and estimate claims expenses and structure our benefit contracts to provide as much cost stability as reasonably possible given the self-funded nature of our plans, we may not be able to prevent increases in claim activity, accurately estimate our claims expenses or pass the cost of such increases on to our customers. Since our ability to incorporate such increases into our fees to our customers is constrained by contractual arrangements with our customers, a delay could occur before such increases could be reflected in our fees, which may reduce our profit margin. As a result, such increases could have a material adverse effect on our financial condition, results of operations and liquidity. We may be subject to fines, penalties and other sanctions if we do not comply with laws governing our business. Our business lines operate within a variety of complex regulatory schemes, including but not limited to the FAR, Federal Cost Accounting Standards, the Truth in Negotiations Act, as well as the regulations governing accounting standards. If a government audit finds improper or illegal activities by us or we otherwise determine that these activities have occurred, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or disqualification from doing business with the government. Any adverse determination could adversely impact our ability to bid in response to RFPs in one or more jurisdictions. Further, as a government contractor subject to the types of regulatory schemes described above, we are subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which private 20 sector companies are not, the result of which could have a material adverse effect on our operating results, cash flows and financial condition. Changes to U.S. tax laws may adversely affect our financial condition or results of operations and create the risk that we may need to adjust our accounting for these changes. The accounting treatment of these tax law changes is complex, and some of the changes may affect both current and future periods. Consistent with guidance from the SEC, our consolidated financial statements reflect our estimates of the tax effects of the current tax laws and regulations. We are exposed to increased costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards. Since the implementation of the Sarbanes-Oxley Act of 2002, we spend a significant amount of management's time and resources (both internal and external) to comply with changing laws, regulations and standards relating to corporate governance and public disclosures. This compliance requires management's annual review and evaluation of our internal control systems. This process has caused us to engage outside advisory services and has resulted in additional accounting and legal expenses. We may encounter problems or delays in completing these reviews and evaluation and the implementation of improvements. If we are not able to timely comply with the requirements set forth in the Sarbanes-Oxley Act of 2002, we might be subject to sanctions or investigation by regulatory authorities. Any such action could materially adversely affect our business and our stock price. Our results of operations could in the future be materially adversely impacted by global, macroeconomic events, such health epidemics, pandemics and other outbreaks, and the response to contain it. We face various risks related to health epidemics, pandemics, and similar outbreaks, including the coronavirus (COVID-19) pandemic. The COVID-19 pandemic and the mitigation efforts to control its spread have created significant volatility, uncertainty and economic disruption and adversely impacted the U.S. and global economies. The extent to which the coronavirus pandemic and recovery activity further impacts our business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict, including: the duration and scope of the pandemic; governmental, business and individuals’ actions that have been and which may continue to be taken in response to the pandemic, including our ability to fully perform on our contracts as a result of government actions; the impact of the pandemic on economic activity and actions taken in response; the effect on our customers and customer demand for our services and solutions; our ability to sell and provide our services and solutions; and any closures of our and our customers’ offices and facilities, particularly at our pharmacy distribution centers. Furthermore, the significant increase in remote working of our employees may exacerbate certain risks to our business, including an increased demand for information technology resources and the increased risk of malicious technology-related events, such as cyberattacks and phishing attacks. Government agencies are our primary customers and the long-term impact of increased government spending in response to COVID-19 remains uncertain. We continue to monitor the effect of COVID-19 on our business, but for the reasons stated above, we cannot predict the full impact of COVID-19. Any of these events could materially adversely affect our business, financial condition, results of operations and the market price of our common stock. ITEM 1B. UNRESOLVED STAFF COMMENTS There are no unresolved staff comments. ITEM 2. PROPERTIES We do not own any real estate or other properties. As of September 30, 2023, we operate eight locations in the U.S. and one location in Kampala, Uganda: occupying a total of approximately 99.3 thousand square feet. The Company's corporate headquarters is located at 3565 Piedmont Road NE, Building 3 Suite 700, Atlanta, Georgia 30305, and we presently maintain a National Capital Region office in Bethesda, Maryland. All of our offices are in reasonably modern and well-maintained buildings and we believe that our facilities are adequate for present operations and the foreseeable future. For the fiscal year ended September 30, 2023, our total lease expense was approximately $4.0 million. See Note 6. Leases in Part II of this Annual Report on Form 10-K for additional information. 21

ITEM 3. LEGAL PROCEEDINGS As a commercial enterprise and employer, the Company is subject to various claims and legal actions in the ordinary course of business. These matters can include professional liability, employment-relations issues, workers’ compensation, tax, payroll and employee-related matters, other commercial disputes arising in the course of its business, and inquiries and investigations by governmental agencies regarding our employment practices or other matters. The Company is not aware of any pending or threatened litigation that it believes is reasonably likely to have a material adverse effect on its results of operations, financial position or cash flows. ITEM 4. MINE SAFETY DISCLOSURES Not applicable. 22

PART II ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES Principal Market Our common stock is currently traded on The Nasdaq Capital Market under the symbol "DLHC." Equity Holders As of September 30, 2023, the number of shareholders of our common stock of record was approximately 88 persons. The number of stockholders of record is not representative of the number of beneficial stockholders due to the fact that many shares are held by depositories, brokers, or nominees. Dividends We have not declared or paid any cash dividends on its common stock since inception. We do not intend to pay any cash dividends at this time or in the foreseeable future. Recent Sales of Unregistered Securities None. Repurchase of Equity Securities None. Securities Authorized for Issuance under Equity Compensation Plans The Company presently utilizes one shareholder-approved equity compensation plan under which it makes equity compensation awards available to officers, directors, employees and consultants. The table set forth below discloses outstanding and available awards under our equity compensation plans as of September 30, 2023. All grants of equity securities made to executive officers and directors are presently made under the 2016 Omnibus Equity Incentive Plan (the “2016 Plan”). Prior to the adoption of the 2016 Plan, awards of equity securities were made under the 2006 Long Term Incentive Plan. Equity Compensation Plan Information Plan Category (a) Number of Securities to be issued upon exercise of outstanding options, warrants and rights (b) Weighted Average exercise price of outstanding options, warrants and rights (or fair value at date of grant) (c) Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) Equity Compensation Plans Approved by Security Holders: Employee stock options 2,278,000 $ 8.40 1,008,676 ITEM 6. RESERVED 23

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Forward Looking and Cautionary Statements You should read the following discussion in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this Annual Report on Form 10-K for the year ended September 30, 2023. This discussion contains certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Certain statements contained in this Management’s Discussion and Analysis are forward-looking statements that involve risks and uncertainties. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry and business. Our actual results could differ materially from the results contemplated by these forward-looking statements. Business Overview: DLH is a holding company operating through a number of operating subsidiaries. In December 2022, we acquired Grove Resource Solutions, LLC ("GRSi"), which provides research and development, systems engineering and integration, and digital transformations solutions to federal agencies, notably the National Institutes of Health ("NIH"), U.S. Navy and U.S. Marine Corps. We deliver improved health and cyber readiness solutions for federal government customers through digital transformation, science research and development, and systems engineering and integration. We derive 99% of our revenue from agencies of the Federal government, providing services to several agencies including the HHS, VA, DoD, and DHS. The following table summarizes the revenues by customer for the years ended September 30, 2023 and 2022, respectively (in thousands): 2023 2022 Revenue Percent of total revenue Revenue Percent of total revenue Department of Health and Human Services $ 161,311 42.9% $ 102,201 25.9 % Department of Veterans Affairs 138,862 37.0% 126,106 31.9 % Department of Defense 70,325 18.7% 33,612 8.5 % Department of Homeland Security 919 0.2% 126,576 32.0 % Customers with less than 10% share of total revenue 4,455 1.2% 6,678 1.7 % Revenue $ 375,872 100.0% $ 395,173 100.0 % The following table summarizes revenues by our markets for the years ended September 30, 2023 and 2022, respectively (in thousands): 2023 2022 Revenue Percent of total revenue Revenue Percent of total revenue Defense and Veteran Health Solutions $ 209,187 55.7% $ 159,719 40.4 % Human Services and Solutions 110,068 29.3% 165,970 42.0 % Public Health and Life Sciences 56,617 15.0% 69,484 17.6 % Revenue $ 375,872 100.0% $ 395,173 100.0% 24

Forward Looking Business Trends: Our mission is to expand our position as a trusted provider of technology-enabled healthcare and public health services, medical logistics, and readiness enhancement services to active duty personnel, veterans, and civilian populations and communities. Our primary focus within the defense agency markets includes cyber security, military service members' and veterans' requirements for telehealth services, behavioral healthcare, medication therapy management, process management, clinical systems support, and healthcare delivery. Our primary focus within the civilian agency markets includes digital transformation, IT modernization, healthcare and social programs delivery and readiness. These include compliance monitoring on large scale programs, technology-enabled program management, consulting, and digital communications solutions ensuring that education, health, and social standards are being achieved within underserved and at-risk populations. We believe these business development priorities will position the Company to expand within top national priority programs and funded areas. Federal budget outlook for fiscal year 2024: The President’s budget proposal for fiscal year ("FY") 2024 outlines many initiatives that include investments to rebuild our country’s physical infrastructure, strengthen supply chains, combat inflation, expand economic opportunity, respond to the changing climate, sustain and strengthen national defense, and bolster America's public health infrastructure. Specifically, the investment in public health infrastructure involves improving the nation’s readiness for future pandemics and other biological threats, expanding access to vaccines and healthcare, and defeating diseases and epidemics such as, but not limited to, the opioid and HIV/AIDS epidemics. The budget's initiatives are further reflected in the budget requests for the HHS, VA, and DoD. While Congress has not completed the final appropriation bills for the government’s 2024 fiscal year, the Company continues to believe that its key programs benefit from bipartisan support and does not expect a material impact on its current business base from budget negotiations. If the appropriations bills are not timely enacted, government agencies operate under a continuing resolution ("CR"), which may negatively impact our business due to delays in new program starts, delays in contract award decisions, and other factors. On November 16, 2023, the President signed a CR providing funds to the federal government through January 19, 2024 for several agencies and through February 2, 2024 for the remaining. When a CR expires, unless appropriations bills have been passed by Congress and signed by the President, or a new CR is passed and signed into law, the government must cease operations, or shutdown, except in certain emergency situations or when the law authorizes continued activity. We continuously review our operations in an attempt to identify programs potentially at risk from CRs so that we can consider appropriate contingency plans. Our customer's missions have received broad support from the legislative and executive branches of the federal government. As such, we do not anticipate or expect any significant changes to our operations. Department of Veterans Affairs The VA is requesting a total of $325.1 billion for FY 2024, an increase of $16.6 billion above the FY 2023 enacted level. It includes $142.8 billion in discretionary funding, an increase of $3.0 billion, and $182.3 billion in mandatory funding, an increase of $13.6 billion from FY 2023 enacted. The VA research program is expected to allocate increased funding to advance the Department’s understanding of the impact of traumatic brain injury and toxic exposure(s) on long-term health outcomes, coronavirus related research and impacts, and precision oncology. The FY 2024 budget request for the VA's research enterprise is $938.0 million, an increase of $22.0 million from the FY 2023 budget, excluding mandatory funding. In addition, the FY 2024 budget estimates $4.9 billion will be spent on telehealth treatment in FY 2024, an increase of $78.0 million from the FY 2023 estimate. The VA is continuing to expand this program because of its ability to leverage VA providers and provide better services to veterans. Department of Health and Human Services The FY 2024 budget request proposes $144.3 billion in discretionary budget authority for HHS and $1.7 trillion in mandatory funding for the department. The budget proposes $48.6 million in discretionary and mandatory resources for NIH, an increase of $920.0 million above FY 2023 enacted, to address the opioid crisis and ending HIV crises, make new investments in pandemic preparedness and nutrition research, and drive biomedical innovations. The budget also requests $45.0 million for telehealth, which is an increase of $7.0 million above FY 2023 enacted, to promote health services with telehealth technologies. The budget also provides for investment in programs that improve the health and well-being of young children and their families. This includes $13.1 billion for the Office of Head Start, principally to expand eligibility for participation in the program. 25

Department of Defense The Military Health System ("MHS") is one of the largest health care systems, serving over 9.5 million beneficiaries. As a part of the DoD, the Defense Health Agency ("DHA") manages a global health care network of military and civilian medical professionals, military hospitals and clinics around the world, and supports the delivery of integrated health services to MHS beneficiaries. The funding and personnel to support MHS’s mission is referred to as the Unified Medical Budget ("UMB"). The FY 2024 UMB request for the Defense Health Program ("DHP") is $58.7 billion, an increase of 0.5% from FY 2023 enacted. It is anticipated that COVID-19 costs will decrease in FY 2024, driving a reduction in the budget request for DHP In Direct Care and Private Sector Care. Industry consolidation among federal government contractors: There has been active consolidation and a strong increase in merger and acquisition activity among federal government contractors over the past few years that we expect to continue, fueled by public companies leveraging strong balance sheets. Companies often look to acquisitions that augment core capabilities, contracts, customers, market differentiators, stability, cost synergies, and higher margin and revenue streams. Potential impact of federal contractual set-aside laws and regulations: The Federal government has an overall goal of 23% of prime contracts flowing through small businesses. As previously reported, various agencies within the federal government have policies that support small business goals, including the adoption of the “Rule of Two” by the VA, which provides that the agency shall award contracts by restricting competition for the contract to service-disabled or other veteran-owned businesses. To restrict competition pursuant to this rule, the contracting officer must reasonably expect that at least two of these businesses, which are capable of delivering the services, will submit offers and that the award can be made at a fair and reasonable price that offers best value to the U.S, When two qualifying small businesses cannot be identified, the VA may proceed to award contracts following a full and open bid process. The Company believes that its past performance in this market and track record of success provide a competitive advantage. However, the effect of set-aside provisions may limit our ability to compete for prime contractor positions on programs that we recompete or that we have targeted for growth. In these cases, the Company may elect to join a team with an eligible contractor as prime for specific pursuits that align with our core markets and corporate growth strategy. 26

Results of Operations

Fiscal Year Ended September 30, 2023 as Compared to Fiscal Year Ended September 30, 2022

The following table summarizes, for the years indicated, consolidated statements of operations data expressed (in thousands except for per share amounts, and as percentages of revenue):

	Year Ended September 30,				
	2023		2022		Change
Revenue	$ 375,872	100.0 %	$ 395,173	100.0 %	$ (19,301)
Cost of operations					
Contract costs	296,016	78.8 %	322,886	81.8 %	(26,870)
General and administrative costs	37,795	10.1 %	30,730	7.8 %	7,065
Impairment loss of long-lived asset	7,673	2.0 %	—	— %	7,673
Corporate development costs	1,735	0.5 %	614	0.1 %	1,121
Depreciation and amortization	15,562	4.1 %	7,665	1.9 %	7,897
Total operating costs	358,781	95.5 %	361,895	91.6 %	(3,114)
Income from operations	**17,091**	**4.5 %**	**33,278**	**8.4 %**	**(16,187)**
Interest expense	16,271	4.3 %	2,215	0.6 %	14,056
Income before provision for income tax (benefit) expense	**820**	**0.2 %**	**31,063**	**7.8 %**	**(30,243)**
Provision for income tax (benefit) expense	(641)	(0.2) %	7,775	2.0 %	(8,416)
Net income	**$ 1,461**	**0.4 %**	**$ 23,288**	**5.8 %**	**$ (21,827)**
Net income per share - basic	$ 0.11		$ 1.82		$ (1.71)
Net income per share - diluted	$ 0.10		$ 1.64		$ (1.54)

Revenue

For the year ended September 30, 2023 revenue was $375.9 million, a decrease of $19.3 million or 4.9% over the prior year period. The decrease in revenue is due primarily to the completion of two task orders awarded under a FEMA contract to support Alaska with its response to COVID-19. The revenue contribution from those task orders in fiscal year 2022 was $125.8 million. Included in fiscal 2023 revenue is $107.0 million contributed from GRSi subsequent to the acquisition.

Cost of Operations

Contract costs primarily include the costs associated with providing services to our customers. These costs are generally comprised of direct labor and associated fringe benefit costs, subcontract cost, other direct costs, and the related management and infrastructure costs. For the year ended September 30, 2023, the contract costs decreased as compared to the prior fiscal year by $26.9 million to approximately $296.0 million primarily due to completion of the FEMA task orders, offset by the contribution from the acquisition of GRSi.

General and administrative costs are for employees and third parties not directly providing services to our customers, including but not limited to executive management, bid and proposal, accounting, and human resources. These costs increased as compared to the prior fiscal year by $7.1 million to approximately $37.8 million primarily due to the acquisition of GRSi.

Impairment loss of long-lived assets is a loss associated with a reduction of the fair value of an asset during the fourth quarter of fiscal 2023, DLH reduced its leased office space requirement by consolidating underutilized premises as part of a facility rationalization effort, to accurately reflect the operational needs of the business. As a result, the Company has determined that its Right of Use Assets experienced a reduction in fair value below its associated carrying value of $7.7 million.

Corporate development costs are incremental due diligence costs, such as legal and accounting fees. Fiscal year 2023 and 2022 costs were associated with the acquisition of GRSi.

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For the year ended September 30, 2023, depreciation and amortization costs were approximately $0.8 million and $14.8 million, respectively, as compared to approximately $1.1 million and $6.6 million, respectively for the prior fiscal year, an aggregate increase of $7.9 million which is primary due to the acquisition of GRSi during the fiscal year. Interest Expense Interest expense includes items such as interest expense and amortization of deferred financing costs on debt obligations. For the year ended September 30, 2023, interest expense was $16.3 million compared to interest expense, net of $2.2 million in the prior year, an increase of approximately $14.1 million over the prior year period. The increase in interest expense was primarily due to the increase in long-term debt associated with the acquisition of GRSi during the fiscal year. Provision for Income Taxes Provision for Income taxes for the fiscal year ended September 30, 2023 was a reduction of tax by $0.6 million, a decrease of approximately $8.4 million from the prior fiscal year. The effective tax rate was a negative 72.2% for the fiscal year ending September 30, 2023 and 24.8% for the fiscal year ending September 30, 2022. Non-GAAP Financial Measures for Fiscal 2023 and 2022 The Company is presenting certain non-GAAP measures regarding its financial performance for the fiscal years ended September 30, 2023 and 2022. The measures presented are Adjusted Revenue, Adjusted Operating Income, Adjusted Net Income, Adjusted Diluted Earnings Per Share ("EPS"), Earnings Before Interest Taxes Depreciation and Amortization (“EBITDA”), EBITDA Margin on Revenue, Adjusted EBITDA, and Adjusted EBITDA Margin on Adjusted Revenue. In calculating these measures, we have added the corporate development costs associated with completing the GRSi acquisition to our results for fiscal year 2023 and 2022, removed the impairment loss on certain real estate assets, and removed the contribution from the FEMA task orders from the results for fiscal year 2022. These resulting measures present our financial performance compared to results delivered in the prior year period. Definitions of these additional non-GAAP measures are set forth below. We have prepared these additional non-GAAP measures to eliminate the impact of items that we do not consider indicative of ongoing operating performance due to their inherently unusual or extraordinary nature. These non-GAAP measures of performance are used by management to conduct and evaluate its business during its review of operating results for the periods presented. Management and the Company's Board utilize these non-GAAP measures to make decisions about the use of the Company's resources, analyze performance between periods, develop internal projections and measure management performance. We believe that these non-GAAP measures are useful to investors in evaluating the Company's ongoing operating and financial results and understanding how such results compare with the Company's historical performance. These supplemental performance measurements may vary from and may not be comparable to similarly titled measures by other companies in our industry. Adjusted Revenue, Adjusted Operating Income, Adjusted Net Income, Adjusted Diluted EPS, EBITDA, Adjusted EBITDA, EBITDA Margin on Revenue, and Adjusted EBITDA Margin on Adjusted Revenue are not recognized measurements under accounting principles generally accepted in the United States, or GAAP, and when analyzing our performance investors should (i) evaluate each adjustment in our reconciliation to the nearest GAAP financial measures and (ii) use the aforementioned non-GAAP measures in addition to, and not as an alternative to, revenue, operating income, net income or diluted EPS, as measures of operating results, each as defined under GAAP. We have defined these non-GAAP measures as follows: “Adjusted Revenue” represents revenue less the contribution to revenue from the short-term FEMA task orders. “Adjusted Operating Income” represents operating income plus the corporate development costs associated with completing the GRSi acquisition in fiscal 2023 and 2022 and the impairment loss on the right of use asset incurred only in fiscal 2023, less the contribution from the FEMA task orders, which occurred only in fiscal 2022. “Adjusted Net Income” represents net income including the corporate development costs associated with completing the acquisition, the impairment loss on the right of use asset, as well as the FEMA task orders. “Adjusted Diluted EPS” represents diluted EPS calculated using Adjusted Net Income as opposed to net income. "EBITDA" represents net income before income taxes, interest, depreciation and amortization. 28

“Adjusted EBITDA” represents net income before income taxes, interest, depreciation and amortization and the corporate costs associated with completing the acquisition, and the impairment loss on the right of use asset less the contribution from FEMA task orders. “Adjusted EBITDA Margin on Adjusted Revenue” is calculated as Adjusted EBITDA divided by Adjusted Revenue. Below is a reconciliation of Adjusted Revenue, Adjusted Operating Income, Adjusted Net Income, Adjusted Diluted EPS, EBITDA, Adjusted EBITDA, EBITDA Margin on Revenue and Adjusted EBITDA Margin on Adjusted Revenue reported for the fiscal years ended September 30, 2023 and 2022 compared to the most directly comparable financial measure calculated and presented in accordance with GAAP as follows (in thousands, except for per share amounts): 29

		2023		2022		Change
Adjusted Revenue						
Revenue	$	375,872	$	395,173	$	(19,301)
Less: FEMA task orders to support Alaska (a)		—		125,773		(125,773)
Adjusted Revenue	**$**	**375,872**	**$**	**269,400**	**$**	**106,472**
Adjusted Operating Income						
Operating Income	$	17,091	$	33,278	$	(16,187)
Impairment loss of long-lived asset (c)		7,673		—		7,673
Corporate development costs (b)		1,735		614		1,121
Less: FEMA task orders to support Alaska (d)		—		12,479		(12,479)
Adjusted Operating Income	**$**	**26,499**	**$**	**21,413**	**$**	**5,086**
Adjusted Net income (e)						
Net Income	$	1,461		23,288	$	(21,827)
Impairment loss of long-lived asset (c)		7,673		—		7,673
Corporate development costs (b)		1,735		614		1,121
Less: FEMA task orders to support Alaska (d)		—		12,479		(12,479)
Adjustment for tax effect (g)		(2,993)		3,007		(6,000)
Adjusted Net Income	**$**	**7,876**	**$**	**14,430**	**$**	**(6,554)**
Adjusted Diluted Earnings Per Share (f)						
Weighted average diluted shares outstanding		14,431		14,179		252
Diluted earnings per share	$	0.10	$	1.64	$	(1.54)
Adjusted Diluted Earnings Per Share	**$**	**0.55**	**$**	**1.01**	**$**	**(0.46)**
EBITDA, Adjusted EBITDA, EBITDA Margin on Revenue & Adjusted EBITDA Margin on Adjusted Revenue						
Net Income	$	1,461	$	23,288	$	(21,827)
Interest expense		16,271		2,215		14,056
Depreciation and amortization		15,562		7,665		7,897
Provision for income taxes		(641)		7,775		(8,416)
EBITDA	**$**	**32,653**	**$**	**40,943**	**$**	**(8,290)**
Corporate development costs (b)		1,735		614		1,121
Impairment loss of long-lived asset (c)		7,673		—		7,673
Less: FEMA task order to support Alaska (d)		—		12,479		(12,479)
Adjusted EBITDA	**$**	**42,061**	**$**	**29,078**	**$**	**12,983**
Net income margin on Revenue		**0.4%**		**5.9%**		
EBITDA Margin on Revenue		**8.7%**		**10.4%**		
Adjusted EBITDA Margin on Adjusted Revenue		**11.2%**		**10.8%**		

(a): Represents revenue adjusted to exclude revenue from the short-term FEMA task orders during the fiscal year ended September 30, 2022.

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(b): Represents corporate development costs we incurred to complete the GRSi transaction. These costs primarily include legal counsel, financial due diligence, customer market analysis and representation and warranty insurance premiums. (c): Represents impairment loss of certain long-lived real estate assets associated with a reduction of the fair value of an asset prompted by a triggering event. During the fourth quarter of fiscal 2023, DLH reduced its leased office space requirement by consolidating underutilized premises as part of an ongoing facility rationalization effort, to accurately reflect the operational needs of the business. As a result, the Company has determined that its Right of Use Assets experienced a reduction in fair value below its associated carrying value and recorded a $7.7 million loss of fair value. (d):Adjusted operating income represents the Company’s consolidated operating income, determined in accordance with GAAP, adjusted to add the corporate development costs associated with the GRSi acquisition for fiscal year 2023, adjusted to add back the impairment loss of certain real estate assets and adjusted to exclude the operating income derived from the FEMA task orders. Operating income for the FEMA task orders for the fiscal year ended September 30, 2022, is derived by subtracting from the revenue attributable to the tasks orders of $125.8 million the following amounts associated with such task orders: contract costs $112.1 million and general & administrative costs of $1.2 million. (e) Adjusted net income represents the Company’s consolidated net income, determined in accordance with GAAP, adding back the impairment loss of long-lived assets and corporate development costs as defined, less the net income derived from the FEMA task orders. There was no net income derived from the FEMA task orders during the fiscal year ended September 30, 2023. For the fiscal year ended September 30, 2022, net income for the FEMA task orders is derived by subtracting from the revenue attributable to the tasks orders of $125.8 million the following amounts associated with such task orders: contract costs of $112.1 million, general & administrative costs of $1.2 million, and provision for income taxes of $3.2 million. (f) Adjusted diluted earnings per share (adjusted diluted EPS) is calculated by adding back the effect on the Company's diluted EPS determined in accordance with GAAP, of the impairment loss of long-lived assets and corporate development costs as defined, as well as their tax effect as defined, and subtracting the effect on diluted EPS for the FEMA task orders. (g) Tax effect is the impact the tax expense per the tax provision Liquidity and Capital Management The Company generated operating income of approximately $17.1 million and $33.3 million for the years ended September 30, 2023 and 2022, respectively and net income of approximately $1.5 million and $23.3 million for the years ended September 30, 2023 and 2022 respectively. Cash flows from operations totaled approximately $31.0 million and $1.2 million for the years ended September 30, 2023 and 2022, respectively. The increase in cash from operations was principally a result of a decrease in accounts receivable. We used $181.2 million and $0.9 million of cash in investing activities during fiscal years 2023 and 2022, respectively. The cash utilized was predominantly due to the acquisition of GRSi and capital expenditures in fiscal years 2023 and 2022, respectively. Cash used provided by financing activities during the fiscal year ended September 30, 2023 was approximately $150.2 million and cash used in financing activities during the fiscal year ended September 30, 2022 was $24.2 million, respectively. The cash provided by financial activities during the fiscal year ended September 30, 2023, was primarily due to the debt incurred to finance the acquisition of GRSi during the fiscal year. The activity in the fiscal year ended September 30, 2022 was primarily due to the early repayment of principal on our secured term loan. During the years ended September 30, 2023 and 2022, the Company repaid approximately $20.2 million and $24.8 million of secured term loan principal, respectively. We expect to continue to use the operating cash flow to pay outstanding debt. 31

A summary of the change in cash is presented below for the years ended September 30, 2023 and 2022 (in thousands): 2023 2022 Net cash provided by operating activities $ 31,033 $ 1,243 Net cash used in investing activities (181,197) (872) Net cash provided by (used in) financing activities 150,151 (24,194) Net change in cash $ (13) $ (23,823) Sources of Cash As of September 30, 2023, our immediate sources of liquidity include cash of approximately $0.2 million, accounts receivable, and access to our secured revolving line of credit. This credit facility provides us with access of up to $70.0 million, subject to certain conditions including eligible accounts receivable. As of September 30, 2023, we had unused borrowing capacity of $32.0 million. The Company's present operating liabilities are largely predictable and consist of vendor and payroll related obligations. We believe that our current investment and financing obligations are adequately covered by cash generated from profitable operations and that planned operating cash flow should be sufficient to support our operations for twelve months from the date of issuance of these consolidated financial statements. Credit Facilities A summary of our credit facilities as of September 30, 2023 is as follows (in millions): Lender Arrangement Loan Balance Interest * Maturity Date First National Bank of Pennsylvania Secured term loan (a) $ 169.8 SOFR + 4.1% December 8, 2027 First National Bank of Pennsylvania Secured revolving line of credit (b) $ 9.5 SOFR + 4.1% December 8, 2027 Secured Overnight Financing Rate ("SOFR") as of September 30, 2023 was 5.3%. On September 30, 2019, we executed a floating-to-fixed interest rate swap with First National Bank ("FNB") as counter party. The notional amount in the floating-to-fixed interest rate swap on September 30, 2023 is $16.2 million and matures in 2024 and the fixed rate of 1.61%. On January 31, 2023, we executed an additional floating-to-fixed interest rate swap with FNB; the notional amount as of September 30, 2023 is $96.0 million, it matures in January 2026, and the fixed rate is 4.10%. The total floating-to-fixed swap balance as of September 30, 2023 is $112.2 million. The remaining outstanding balance of our secured term loan is subject to interest rate fluctuations. (a) Represents the principal amounts payable on our secured term loan, which is secured by liens on substantially all of the assets of the Company. The principal of the secured term loan is payable in quarterly installments with the remaining balance due on December 8, 2027. (b) The secured revolving line of credit has a ceiling of up to $70.0 million and a maturity date of December 8, 2027. The Company accessed funds from the secured revolving line of credit during the year, but had $9.5 million outstanding balance at September 30, 2023. The secured term loan and secured revolving line of credit are secured by liens on substantially all of the assets of the Company. The provisions of the secured term loan and secured revolving line of credit, including financial covenants, are fully described in Note 8 to the consolidated financial statements. 1 1 1 32

Contractual Obligations as of September 30, 2023

(Amounts in thousands)	Total	Payments Due By Period			
		Next 12 Months	2-3 Years	4-5 Years	More than 5 Years
Debt obligations	$ 179,359	$ 8,313	$ 38,000	$ 133,046	$ —
Facility operating leases	23,489	3,501	7,962	5,668	6,358
Equipment operating lease	50	50	—	—	—
Contractual obligations	**$ 202,898**	**$ 11,864**	**$ 45,962**	**$ 138,714**	**$ 6,358**

Critical Accounting Policies and Estimates

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S.requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include valuation of goodwill and intangible assets, and stock-based compensation. In addition, the Company estimates overhead charges and allocates such charges throughout the year. Actual results could differ from those estimates.

Revenue Recognition

We recognize revenue over time when there is a continuous transfer of control to our customer. For our U.S. government contracts, this continuous transfer of control to the customer is supported by clauses in the contract that allow the U.S. government to unilaterally terminate the contract for convenience, pay us for costs incurred plus a reasonable profit and take control of any work in process. When control is transferred over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. For service contracts, we satisfy our performance obligations as services are rendered. We use cost-based input and time-based output methods to measure progress.

For time-and-materials contracts, revenue is recognized to the extent of billable rates times hours delivered plus materials and other reimbursable costs incurred. Revenue for cost-reimbursable contracts is recorded as reimbursable costs are incurred, including an estimated share of the applicable contractual fees earned. For firm-fixed-price contracts, the consideration received for our performance is set at a predetermined price. Revenue for our firm-fixed-price contracts is recognized over time using a straight-line measure of progress. Contract costs are expensed as incurred. Estimated losses are recognized when identified.

Refer to Note 5 of the accompanying notes to our consolidated financial statements contained elsewhere in this Annual Report on Form 10-K for discussion relative to the Company's revenue recognition in accordance with ASC-606.

Long-lived Assets

Our long-lived assets include equipment and improvements, right-of-use assets, intangible assets, and goodwill. The Company continues to review its long-lived assets for possible impairment or loss of value at least annually or more frequently upon the occurrence of an event or when circumstances indicate that a reporting unit's carrying amount is greater than its fair value.

Equipment and improvements are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful asset lives (P3Y to P7Y) and the shorter of the initial lease term or estimated useful life for leasehold improvements.

Costs incurred to place the asset in service are capitalized and costs incurred after implementation are expensed. Amortization expense is recorded when the software is placed in service on a straight-line basis over the estimated useful life of the software.

Right-of-use assets are measured at the present value of future minimum lease payments, including all probable renewals, plus lease payments made to the lessor before or at lease commencement and indirect costs, less incentives received. Our right-of-use assets include long-term leases for facilities and equipment and are amortized over their respective lease terms.

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Intangible assets are originally recorded at fair value and amortized on a straight-line basis over their assessed useful lives. The assessed useful lives of the assets are P10Y. Goodwill The Company continues to review its goodwill for possible impairment or loss of value at least annually or more frequently upon the occurrence of an event or when circumstances indicate that a reporting unit’s carrying amount is greater than its fair value. At September 30, 2023, we performed an internal goodwill impairment evaluation with a qualitative assessment of factors to determine whether it was necessary to perform the goodwill impairment test. Based on the results of the work performed, the Company has concluded that no impairment loss was warranted at September 30, 2023, as no change in business conditions occurred which would have a material adverse effect on the valuation of goodwill. Provision for Income Taxes The Company accounts for income taxes in accordance with the liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reflected on the consolidated balance sheet when it is determined that it is more likely than not that the asset will be realized. This guidance also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized. The Company has fully utilized its net operating loss carryforwards. Stock-based Equity Compensation The Company uses the fair value-based method for stock-based equity compensation. Options issued are designated as either an incentive stock or a non- statutory stock option. No option may be granted with a term of more than P10Y from the date of grant. Option awards may depend on the achievement of certain performance measures determined by the Compensation Committee of our Board. Shares issued upon option exercise are newly issued common shares. All awards to employees and non-employees are recorded at fair value on the date of the grant and expensed over the period of vesting. The Company uses a Monte Carlo method to estimate the fair value of each stock option at the date of grant. Any consideration paid by the option holders to purchase shares is credited to capital stock. New Accounting Pronouncements A discussion of recently issued accounting pronouncements is described in Note 3 of the accompanying notes to our consolidated financial statements contained elsewhere in this Annual Report, and we incorporate such discussion by reference. ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK Except as described in this Item 7A, the Company has not engaged in trading practices in securities or other financial instruments and therefore does not have any material exposure to interest rate risk, foreign currency exchange rate risk, commodity price risk or other similar risks, which might otherwise result from such practices. The Company has limited foreign operations and therefore is not materially subject to fluctuations in foreign exchange rates, commodity prices or other market rates or prices from market sensitive instruments. On September 30, 2019, we executed a floating-to-fixed interest rate swap with First National Bank ("FNB") as counter party. The notional amount in the floating-to-fixed interest rate swap on September 30, 2023 is $16.2 million and matures in 2024 and the fixed rate of 1.61%. On January 31, 2023, we executed an additional floating-to-fixed interest rate swap with FNB; the notional amount as of September 30, 2023 is $96.0 million, it matures in January 2026, and the fixed rate is 4.10%. The total floating-to-fixed swap balance as of September 30, 2023 is $112.2 million. As interest rates rise due to inflation-related pressures in the economy, we expect to continue to use interest rate swaps to mitigate our cash risk of rising rates. The Company has determined that a 1.0% increase to the SOFR rate would incrementally impact our interest expense by approximately $0.7 million per year. As of September 30, 2023, the interest rate was 9.51%. 34

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA Consolidated Financial Statements Page Report of Independent Registered Public Accounting Firm (PCAOB ID Number 100) 36 Consolidated Statements of Operations for the years ended September 30, 2023 and 2022 39 Consolidated Balance Sheets as of September 30, 2023 and 2022 40 Consolidated Statements of Cash Flows for the years ended September 30, 2023 and 2022 41 Consolidated Statements of Changes in Shareholders' Equity for the years ended September 30, 2023 and 2022 42 Notes to Consolidated Financial Statements 43 35

Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of DLH Holdings Corp. Opinion on the Consolidated Financial Statements and Internal Control Over Financial Reporting We have audited the accompanying consolidated balance sheets of DLH Holdings Corp. and Subsidiaries (the “Company”) as of September 30, 2023 and 2022, the related consolidated statements of operations, cash flows, and changes in shareholders’ equity for each of the years in the two-year period ended September 30, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of September 30, 2023, based on the criteria established in 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of September 30, 2023 and 2022, and the results of their operations and their cash flows for each of the years in the two-year period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2023, based on criteria established in 2013 Internal Control—Integrated Framework issued by COSO. Basis for Opinion The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that responds to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. 36

Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Workers' Compensation Claims Liabilities Critical Audit Matter Description The Company uses a combination of insured and self-insurance programs to cover workers’ compensation claims. Workers’ compensation claims liability represents management’s estimate of future amounts necessary to pay claims and related expenses related to workplace injuries that have occurred as of the balance sheet date. The estimated liability of workers’ compensation claims is based on an evaluation of information provided by the Company’s third-party administrators, coupled with an actuarial estimate of reported and incurred but not reported claims (together, IBNR). The process of arriving at an estimate of unpaid claims and estimated future losses involves a high degree of judgment and is affected by both internal and external events, including the Company's claims experience. The Company’s estimates are based on informed judgment, derived from individual experience and expertise applied to multiple sets of data and analyses. Given the high degree of judgment required to estimate the value of the workers’ compensation claims liabilities, performing audit procedures to evaluate the workers’ compensation claims liabilities recorded as of September 30, 2023 required an increased audit effort. As a result, we identified the Company’s workers’ compensation claims liability as a critical audit matter because of certain significant assumptions management makes when estimating future incurred, but not reported, claims using both internal and external events to drive the accruals. Auditing these assumptions involved a high degree of judgement and subjectivity as changes in these assumptions could have a significant impact on the accruals recorded to estimate unpaid claims and the related expenses. Response: The following are the primary procedures we performed to address this critical audit matter. We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Company’s accounting for workers’ compensation under accounting principles generally accepted in the United States of America. We assessed whether there were any changes to the Company’s estimation process during the current year. We assessed whether any changes in the business or environment, including any changes to claims handling practices, were appropriately considered in the reserve setting process as well. We tested the underlying data that served as inputs into the Company’s analysis, including historical claims from third parties and claims paid, to evaluate whether inputs and assumptions were reasonable. We compared management’s prior-year assumptions of expected claims development and ultimate loss to actuals incurred during the current year to identify and evaluate potential management bias in the determination of the workers’ compensation claims liability. We compared prior years' estimated losses to the subsequent actual losses by insurance year to evaluate the Company's estimation process. We tested the mathematical accuracy of the accrual as of September 30, 2023. We reviewed supporting vendor documentation related to the current year’s base premiums. We analyzed the qualifications of the Company’s third-party administrators for their expertise in this area. Business Combination Critical Audit Matter Description As disclosed in Note 4 to the consolidated financial statements, effective December 8, 2022, the Company acquired the business operations of Grove Resource Solutions Inc. (“GRSi”). The Company applied the acquisition method of accounting for the GRSi business combination. This methodology requires the Company to record assets acquired and liabilities assumed at their respective fair values at the date of acquisition. Any amount of the purchase price paid that is in excess of the estimated fair value of the net assets acquired is recorded as goodwill. We identified the Company's business combination as a critical audit matter because of the significant estimates and judgment used in determining the fair values assigned to acquired assets, especially those utilizing management’s assumptions in determining estimated future cash flows, and the significant auditor effort to audit these assumptions. The Company determines fair value using widely accepted valuation techniques, primarily discounted cash flow models and market-multiple analyses. These types of analyses require assumptions and estimates regarding industry and economic factors, the profitability of future business strategies, discount rates, weighted average cost of capital, weighted average return analysis, contributory asset charges, as well as future revenue, including revenue growth rates, gross margins, operating expenses, and cash flows. Response: 37

The following are the primary procedures we performed to address this critical audit matter. We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Company’s accounting for the business combination under accounting principles generally accepted in the United States of America, and tested the estimates of the fair value of the acquired assets and assumed liabilities. We determined that the business combination was accounted for in accordance with accounting principles generally accepted in the United States of America. We obtained a schedule of, and related documentation for, the allocation of the purchase price to the assets acquired and liabilities assumed, including amounts assigned to goodwill and intangible assets, and performed a test of details on the underlying key data and information related to the business combination and fair value estimates. We evaluated the appropriateness of specific key inputs supporting management’s estimates, comprising estimated future revenue, including revenue growth rates, gross margins, operating expenses, and cash flows. Additionally, with the assistance of our internal valuation specialists, we evaluated the appropriateness of unobservable inputs such as weighted average cost of capital, weighted average return analysis, discount rates, and contributory asset charges. /s/ WithumSmith+Brown, PC We have served as the Company's auditor since 2007. East Brunswick, New Jersey December 6, 2023 PCAOB ID Number 100 38

DLH HOLDINGS CORP. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (Amounts in thousands except per share amounts) Year Ended September 30, 2023 2022 Revenue $ 375,872 $ 395,173 Cost of Operations Contract costs 296,016 322,886 General and administrative costs 37,795 30,730 Impairment loss of long-lived asset 7,673 — Corporate development costs 1,735 614 Depreciation and amortization 15,562 7,665 Total operating costs 358,781 361,895 Income from operations 17,091 33,278 Interest expense 16,271 2,215 Income before provision for income taxes 820 31,063 Provision for income tax (benefit) expense (641) 7,775 Net income $ 1,461 $ 23,288 Net income per share - basic $ 0.11 $ 1.82 Net income per share - diluted $ 0.10 $ 1.64 Weighted average common shares outstanding Basic 13,704 12,830 Diluted 14,431 14,179 The accompanying notes are an integral part of these consolidated financial statements. 39

DLH HOLDINGS CORP. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (Amounts in thousands except par value of shares) September 30, 2023 September 30, 2022 ASSETS Current assets: Cash $ 215 $ 228 Accounts receivable 59,119 40,496 Other current assets 3,067 2,878 Total current assets 62,401 43,602 Goodwill 138,161 65,643 Intangible assets, net 124,777 40,884 Operating lease right-of-use assets 9,656 16,851 Deferred taxes, net 3,070 — Equipment and improvements, net 1,590 1,704 Other long-term assets 186 328 Total assets $ 339,841 $ 169,012 LIABILITIES AND SHAREHOLDERS’ EQUITY Current liabilities: Accounts payable and accrued liabilities $ 29,704 $ 26,862 Debt obligations - current, net of deferred financing costs 17,188 — Accrued payroll 13,794 9,444 Operating lease liabilities - current 3,463 2,235 Other current liabilities 638 — Total current liabilities 64,787 38,541 Long-term liabilities: Debt obligations - long-term, net of deferred financing costs 155,147 20,416 Operating lease liabilities - long-term 15,908 16,461 Deferred taxes, net — 1,534 Other long-term liabilities 1,560 — Total long-term liabilities 172,615 38,411 Total liabilities 237,402 76,952 Shareholders' equity: Common stock, $0.001 par value; authorized 40,000 shares; issued and outstanding 13,950 and 13,047 at September 30, 2023 and 2022, respectively 14 13 Additional paid-in capital 99,974 91,057 Retained earnings 2,451 990 Total shareholders’ equity 102,439 92,060 Total liabilities and shareholders' equity $ 339,841 $ 169,012 The accompanying notes are an integral part of these consolidated financial statements. 40

DLH HOLDINGS CORP. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Amounts in thousands) Year Ended September 30, 2023 2022 Operating activities Net income $ 1,461 $ 23,288 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization 15,562 7,665 Amortization of deferred financing costs charged to interest expense 2,182 664 Stock-based compensation expense 1,922 2,608 Deferred taxes, net (4,604) 358 Impairment loss of long-lived asset 7,673 — Changes in operating assets and liabilities Accounts receivable 6,845 (7,049) Other assets 1,757 1,387 Accrued payroll (3,477) 319 Deferred revenue — (22,273) Accounts payable and accrued liabilities (75) (5,855) Other liabilities 1,787 131 Net cash provided by operating activities 31,033 1,243 Investing activities Business acquisition, net of cash acquired (180,572) — Purchase of equipment and improvements (625) (872) Net cash used in investing activities (181,197) (872) Financing activities Proceeds from revolving line of credit 205,268 — Repayment of revolving line of credit (195,721) — Proceeds from debt obligations 168,000 17,000 Repayments of debt obligations (20,188) (41,750) Payments of deferred financing costs (7,666) — Proceeds from issuance of common stock upon exercise of options and warrants 1,108 837 Payment of tax obligations resulting from net exercise of stock options (650) (281) Net cash provided by (used in) financing activities 150,151 (24,194) Net change in cash (13) (23,823) Cash - beginning of year 228 24,051 Cash - end of year $ 215 $ 228 Supplemental disclosures of cash flow information Cash paid during the year for interest $ 14,153 $ 1,528 Cash paid during the year for income taxes $ 5,604 $ 9,282 Supplemental disclosures of non-cash activity Common stock surrendered for the exercise of stock options $ 238 $ 256 The accompanying notes are an integral part of these consolidated financial statements. 41

DLH HOLDINGS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended September 30, 2023 and 2022
(Amounts in thousands)

	Common Stock								
	Shares		Amount		Additional Paid-In Capital		Retained Earnings (Accumulated Deficit)		Total Shareholders' Equity
Year Ended September 30, 2023									
Balance at September 30, 2022	**13,047**	**$**	**13**	**$**	**91,057**	**$**	**990**	**$**	**92,060**
Issuance and fair value adjustment of common stock in business combination	527		1		6,538		—		6,539
Expense related to director restricted stock units	—		—		718		—		718
Expense related to employee stock-based compensation	—		—		1,204		—		1,204
Stock issued for director restricted stock units	50		—		—				—
Exercise of stock options	393		—		1,107		—		1,107
Common stock surrendered for the exercise of stock options	(67)		—		(650)		—		(650)
Net income	—		—		—		1,461		1,461
Balance at September 30, 2023	**13,950**	**$**	**14**	**$**	**99,974**	**$**	**2,451**	**$**	**102,439**

	Common Stock								
	Shares		Amount		Additional Paid-In Capital		Accumulated Deficit		Total Shareholders' Equity
Year Ended September 30, 2022									
Balance at September 30, 2021	**12,714**	**$**	**13**	**$**	**87,893**	**$**	**(22,298)**	**$**	**65,608**
Expense related to director restricted stock units	—		—		648		—		648
Expense related to employee stock options	—		—		1,960		—		1,960
Stock issued for director restricted stock units	53		—		—		—		—
Exercise of stock options	257		—		637		—		637
Common stock surrendered for the exercise of stock options	(31)		—		(281)		—		(281)
Exercise of stock warrants	54		—		200		—		200
Net income	—		—		—		23,288		23,288
Balance at September 30, 2022	**13,047**	**$**	**13**	**$**	**91,057**	**$**	**990**	**$**	**92,060**

The accompanying notes are an integral part of these consolidated financial statements.

42

DLH HOLDINGS CORP. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS September 30, 2023 1. Basis of Presentation and Principles of Consolidation The accompanying consolidated financial statements include the accounts of DLH Holdings Corp. and its subsidiaries ("DLH" or the "Company" and also referred to as "we," "us," and "our"), all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated in consolidation. The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and with the instructions to Form 10-K, Regulation S-X, and Regulation S-K. 2. Significant Accounting Policies Use of Estimates The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The most significant of these estimates and assumptions relate to costs including overhead and its allocation, assessing fair value of acquired assets and liabilities accounted for through business acquisitions, valuing and determining the amortization periods for long-lived intangible assets, interest rate swaps, stock-based compensation, right-of-use assets and leases liabilities, and loss development on workers' compensation claims. We evaluate these estimates and judgments on an ongoing basis and base our estimates on historical experience, current and expected future outcomes, third-party evaluations, and various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. We revise material accounting estimates if changes occur, such as more experience is acquired, additional information is obtained, or there is new information on which an estimate was or can be based. Actual results could differ from those estimates. Revenue The Company's revenues from contracts with customers are derived from offerings that include technology-enabled business process outsourcing, program management solutions, and public health research and analytics, substantially within the U.S. government and its agencies. The Company has various types of contracts including time-and-materials contracts, cost-reimbursable contracts, and firm-fixed-price contracts. We consider a contract with a customer to exist when there is a commitment by both parties (customer and Company), payment terms are determinable, there is commercial substance, and collectability is probably in accordance with Accounting Standards Codification ("ASC") No. 606, "Revenue from Contracts with Customers" ("Topic 606"). We recognize revenue over time when there is a continuous transfer of control to our customer as performance obligations are satisfied. For our U.S. government contracts, this continuous transfer of control to the customer is transferred over time and revenue is recognized based on the extent of progress toward completion of the performance obligation. We consider control to transfer when we have a right to payment. In some instances, the Company commences providing services prior to formal approval to begin work from the customer. The Company considers these factors, the risks associated with commencing work, and legal enforceability in determining whether a contract exists under Topic 606. Contract modification can occur throughout the life of the contract and can affect the transaction price, extend the period of performance, adjust funding, or create new performance obligations. We review each modification to assess the impact of these contract changes to determine if it should be treated as part of the original performance obligation or as a separate contract. Contract modifications impact performance obligations when the modification either creates new or changes the existing enforceable rights and obligations. The effect of a contract modification on the transaction price and our measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue and profit cumulatively. Furthermore, a significant change in one or more estimates could affect the profitability of our contracts. We recognize adjustments in estimated profit on contracts in the period identified. 43

For service contracts, we satisfy our performance obligations as services are rendered. We use cost-based input and time-based output methods to measure progress based on the contract type. • Time and material - We bill the customer per labor hour and per material, and revenue is recognized in the amount invoiced as the amount corresponds directly to the value of our performance to date. Revenue is recognized to the extent of billable rates times hours delivered plus materials and other reimbursable costs incurred. • Cost reimbursable - We record reimbursable costs as incurred, including an estimated share of the contractual fee earned. • Firm fixed price - We recognize revenue over time using a straight-line measure of progress. Contract costs generally include direct costs such as labor, materials, subcontract costs, and indirect costs identifiable with or allocable to a specific contract. Costs are expensed as incurred and include an estimate of the contractual fees earned. Contract costs incurred for U.S. government contracts, including indirect costs, are subject to audit and adjustment by various government audit agencies. Historically, our adjustments have not been material. Contract assets - Amounts are invoiced as work progresses in accordance with agreed-upon contractual terms. In part, revenue recognition occurs before we have the right to bill, resulting in contract assets. These contract assets are reported within Accounts receivable, net on our consolidated balance sheets and are invoiced in accordance with payment terms defined in each contract. Period end balances will vary from period to period due to agreed-upon contractual terms. Contract liabilities - Amounts are a result of billings in excess of costs incurred or prepayment for services to be rendered. Fair Value of Financial Instruments The carrying amounts of the Company's cash and cash equivalents, accounts receivable, contract assets, contract liabilities, accrued expenses, and accounts payable approximate fair value due to the short-term nature of these instruments. The fair values of the Company's debt instruments approximate fair value because the underlying interest rates approximate market rates that the Company could obtain for similar instruments at the balance sheet dates. Long-lived Assets Our long-lived assets include equipment and improvements, intangible assets, right-of-use assets, and goodwill. The Company continues to review its long-lived assets for possible impairment or loss of value at least annually or more frequently upon the occurrence of an event or when circumstances indicate that a reporting unit’s carrying amount is greater than its fair value. Equipment and improvements are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful asset lives (3 to 7 years) and the shorter of the initial lease term or estimated useful life for leasehold improvements. Intangible assets (other than goodwill) are originally recorded at fair value and are amortized on a straight-line basis over their estimated useful lives of 10 years. Maintenance and repair costs are expensed as incurred. Right-of-use assets are measured at the present value of future minimum lease payments, including all probable renewals, plus lease payments made to the lessor before or at lease commencement and indirect costs paid, less incentives received. Our right-of-use assets include long-term leases for facilities and equipment and are amortized over their respective lease terms. Our right-of-use-assets are recognized as the present value of the future minimum lease payments over the lease term less unamortized lease incentives and the balance remaining in deferred rent liability under ASC 840. Lease Liabilities The Company has leases for facilities and office equipment. Our lease liabilities are recognized as the present value of the future minimum lease payments over the lease term. Our lease payments consist of fixed and in-substance fixed amounts attributable to the use of the underlying asset over the lease term. Variable lease payments that do not depend on an index rate or are not in-substance fixed payments are excluded in the measurement of right-of-use assets and lease liabilities and are expensed in the period incurred. The incremental borrowing rate on our secured term loan is used in determining the present value of future minimum lease payments. Some of our lease agreements include options to extend the lease term or terminate the lease. These options are accounted for in our right-of-use assets and lease liabilities when it is reasonably certain that the Company will extend the lease term or terminate the lease. The Company does not have any finance leases. As of September 30, 2023, operating leases for facilities and equipment have remaining lease terms of less than 1 year to 8 years. 44

Goodwill At September 30, 2023, we performed an internal goodwill impairment evaluation on the year-end carrying value of approximately $138.2 million. We performed a qualitative assessment of factors to determine whether it was necessary to perform the goodwill impairment test. Based on the results of the work performed, the Company has concluded that no impairment loss was warranted at September 30, 2023, as no change in business conditions occurred which would have a material adverse effect on the valuation of goodwill. Notwithstanding this evaluation, factors including non-renewal of a major contract or other substantial changes in business conditions could have a material adverse effect on the valuation of goodwill in future periods and the resulting charge could be material to future periods’ results of operations. Similarly, there were no impairments during the prior year ended September 30, 2022. Provision for Income Taxes The Company accounts for income taxes in accordance with the asset and liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reflected on the consolidated balance sheet when it is determined that it is more likely than not that the asset will be realized. This guidance also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized. We account for uncertain tax positions by recognizing the financial statement effects of a tax position only when, based upon the technical merits, it is more-likely-than-not that the position will be sustained upon examination. We had no uncertain tax positions at either September 30, 2023 and 2022. We report interest and penalties as a component of provision for income taxes. For the years ended September 30, 2023 and 2022, we recognized no interest and no penalties related to income taxes. Stock-based Compensation The Company uses the fair value-based method for stock-based equity compensation. Options issued are designated as either an incentive stock or a non- statutory stock option. No option may be granted with a term of more than 10 years from the date of grant. Option awards may depend on the achievement of certain performance measures determined by the Compensation Committee of our Board. Shares issued upon option exercise are newly issued common shares. All awards to employees and non-employees are recorded at fair value on the date of the grant and expensed over the period of vesting. The Company uses the Monte Carlo method to estimate the fair value of each stock option at the date of grant. Any consideration paid by the option holders to purchase shares is credited to capital stock. Stock-based Compensation Expense Stock-based Compensation expense for the portion of equity awards for which the requisite service has not been rendered is recognized as the requisite service is rendered. The stock-based compensation expense for that portion of awards has been based on the grant-date fair value of those awards as calculated for recognition purposes under applicable guidance. For options that vest based on the Company’s common stock achieving and maintaining defined market prices, the Company values the awards with a Monte Carlo method that utilizes various probability factors and other criterion in establishing fair value of the grant. The related stock-based compensation expense is recognized over the service period. Stock based compensation is reliant on continued employment with the Company. These arrangements are forfeited upon employee separation and accounted for as they occur. Cash and Cash Equivalents We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. We maintain cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. Deposits held with financial institutions may exceed the $250,000 limit. Receivables Receivables include amounts billed and currently due from customers where the right to consideration is unconditional and amounts unbilled. Both billed and unbilled amounts are non-interest bearing, unsecured, and recognized at an estimated realizable value that include costs and fees, and are generally expected to be billed and received within a single year. We evaluate our receivables for expected credit losses and estimate expected credit losses if appropriate based on customers collections. No allowance for doubtful accounts was deemed necessary at either September 30, 2023 or September 30, 2022. 45

Earnings Per Share Basic earnings per share is calculated by dividing income available to common shareholders by the weighted average number of common stock outstanding and restricted stock grants that vested or are likely to vest during the period. Diluted earnings per share is calculated by dividing income available to common shareholders by the weighted average number of basic common shares outstanding, adjusted to reflect potentially dilutive securities. Diluted earnings per share is calculated using the treasury stock method. Treasury Stock The Company periodically purchases its own common stock that is traded on public markets as part of announced stock repurchase programs. The repurchased common stock is classified as treasury stock on the consolidated balance sheets and held at cost. As of September 30, 2023 and 2022, the Company did not hold any treasury stock. Preferred Stock Our certificate of incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors up to an aggregate of 5,000,000 shares of preferred stock. As of September 30, 2023 and 2022, the Company has not issued any preferred stock. Interest Rate Swap The Company uses derivative financial instruments to manage interest rate risk associated with its variable debt. The Company's objective in using these interest rate derivatives is to manage its exposure to interest rate movements and reduce volatility of interest expense. The gains and losses due to changes in the fair value of the interest rate swap agreements completely offset changes in the fair value of the hedged portion of the underlying debt. Offsetting changes in fair value of both the interest rate swaps and the hedged portion of the underlying debt are recognized in interest expense in the consolidated statements of operations. The Company does not hold or issue any derivative instrument for trading or speculative purposes. Risks & Uncertainties Management evaluates the impact of global markets and economic factors on our industry and the potential for adverse effects on the Company's consolidated financial position and its operations. As of September 30, 2023, there was no indication of any global or economic impacts to our industry. 3. New Accounting Pronouncements In March 2020 and January 2021, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” and ASU No. 2021-01, “Reference Rate Reform (Topic 848): Scope,” respectively (collectively, “Topic 848”). Topic 848 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference the London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. In December 2022, FASB issued ASU 2022-06 "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848" which defers the end date for electing the relief provided in Topic 848 from December 31, 2022 to December 31, 2024. In the first quarter of fiscal 2023, the Company adopted the optional expedients and exceptions provided in Topic 848. The adoption did not have a material impact on the Company’s consolidated financial statements. DLH adopted the standard in fiscal year 2023 by virtue of the loan modification on December 8, 2022 that converted the basis of the interest rate from LIBOR to Secured Overnight Financing Rate ("SOFR"). DLH had no other contracts or offerings that used LIBOR as a basis for rates. 4. Business Combination Acquisition of Grove Resource Solutions, LLC On December 8, 2022, the Company acquired 100% of the equity interests of GRSi for a purchase price of $188 million, inclusive of the working capital adjustment completed and paid. The acquisition was financed through a combination of: 46

• borrowings of $181.5 million under the Company’s amended and restated credit facility; and • common stock issued of approximately 0.5 million shares, which were valued at $6.5 million in the aggregate, based on the shares issued to the previous owners as determined by the equity purchase agreement and the stock price on the acquisition date. The acquisition of GRSi was consistent with the Company’s growth strategy, as it provided contract diversification, expansion of key capabilities and increased presence in the military health market. The goodwill derived from this transaction is primarily due to these attributes. The Company has used the acquisition method of accounting for this transaction, whereby the assets acquired and liabilities assumed are recognized based upon their estimated fair values at the acquisition date. The purchase price for GRSi was $188 million adjusted to reflect acquired cash, assumed liabilities and net working capital adjustments. The Purchase Agreement contains customary representations, warranties and covenants by the parties. Subject to certain limitations and conditions, the seller and the equity holders of the seller do not have indemnity obligation for damages resulting from breaches or inaccuracies of the representations, warranties, and covenants of the seller, GRSi and the equity holders as set forth in the Purchase Agreement. The Purchase Agreement also provided for the establishment of an escrow account in order to satisfy (i) any downward adjustment of the purchase price base on GRSi's net working capital at the closing and (ii) certain specified indemnification obligations of the seller and equity holders that may arise following the closing. The escrow account is funded by an aggregate amount of approximately $4.3 million and the stock consideration. A representations and warranties insurance policy has been purchased by the Company in connection with the Purchase Agreement, under which the Company may seek recourse for breaches of the representations and warranties of the seller, GRSi and the equity holders. The representations and warranties insurance policy is subject to certain customary exclusions and a deductible. In accordance with ASU 2017-01, the Company evaluated the transaction as an acquisition of a business. The Company has assessed the acquisition price to the fair value of the assets and liabilities of GRSi at the acquisition date. We accounted for the total acquisition consideration and allocation of fair value of the related assets and liabilities at December 8, 2022 as follows (in thousands): Purchase price for GRSi $ 187,997 Purchase price allocation: Cash 747 Accounts receivable 25,468 Other current assets 1,354 Equipment and improvements, net 463 Intangible assets 98,688 Accounts payable and accrued expenses (2,449) Payroll liabilities (7,826) Other current liabilities (325) Other long-term assets and liabilities (781) Identifiable net assets acquired 115,339 Goodwill $ 72,658 All operating units are aggregated into a single reportable segment. The acquisition of GRSi did not create an additional reportable segment as all operations report to a single Chief Operating Decision Maker (CODM), serve a similar customer base, and provide similar services within a common regulatory environment. The goodwill represents intellectual capital and the acquired workforce, of which both do not qualify as a separate intangible asset. During the year ended September 30, 2023, following the completion of the acquisition, GRSi contributed approximately $107.0 million of revenue and $4.4 million of income from operations, which includes $8.2 million of non-cash intangible asset amortization expense. 47

The unaudited pro forma information below is presented for informational purposes only and is not necessarily indicative of our results if the acquisition had taken place on that date. The pro forma information was prepared by combining our reported historical results with the historical results of GRSi for the pre- acquisition periods. In addition, the reported historical amounts were adjusted for the following items, net of associated tax effects: • The impact of recording GRSi's intangible asset amortization. • The impact of interest expense for the new credit facility. • The removal of legacy GRSi director's fees. • The removal of transaction costs for the acquisition incurred by GRSi. The following table presents certain unaudited results for the year ended September 30, 2023 as though the acquisition of GRSi had occurred on October 1, 2022 (in thousands): Twelve Months Ended September 30, Pro forma results 2023 2022 Revenue $ 402,958 $ 507,251 Net income 2,054 18,912 Number of shares outstanding - basic 13,704 12,830 Number of shares outstanding - diluted 14,431 14,179 Basic earnings per share $0.15 $1.47 Diluted earnings per share $0.14 $1.33 5. Revenue Recognition The following table summarizes the contract balances recognized within the Company's consolidated balance sheets at September 30, 2023 and 2022 (in thousands): 2023 2022 Contract assets $ 20,542 $ 7,682 Disaggregation of revenue from contracts with customers We disaggregate our revenue from contracts with customers by customer, contract type, as well as whether the Company acts as prime contractor or subcontractor. We believe these categories best depict how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors. The following series of tables presents our revenue disaggregated by these categories: Revenue by customer for the years ended September 30, 2023 and 2022 (in thousands): 2023 2022 Department of Health and Human Services $ 161,311 $ 102,201 Department of Veterans Affairs 138,862 126,106 Department of Defense 70,325 33,612 Department of Homeland Security 919 126,576 Other 4,455 6,678 Revenue $ 375,872 $ 395,173 48

Revenue by contract type for the years ended September 30, 2023 and 2022 (in thousands): 2023 2022 Time and Materials $ 209,951 $ 308,944 Cost Reimbursable 81,797 46,231 Firm Fixed Price 84,124 39,998 Revenue $ 375,872 $ 395,173 Revenue by whether the Company acts as a prime contractor or a subcontractor for the years ended September 30, 2023 and 2022 (in thousands): 2023 2022 Prime Contractor $ 356,792 $ 366,571 Subcontractor 19,080 28,602 Revenue $ 375,872 $ 395,173 6. Leases The following table summarizes lease balances presented on our consolidated balance sheets at September 30, 2023 and 2022 (in thousands): 2023 2022 Operating lease right-of-use assets (a) $ 9,656 $ 16,851 Operating lease liabilities, current $ 3,463 $ 2,235 Operating lease liabilities, long-term 15,908 16,461 Operating lease liabilities $ 19,371 $ 18,696 (a) Impairment loss of long-lived assets is a loss associated with a reduction of the fair value of an asset prompted by a triggering event. During the fourth quarter of fiscal 2023, DLH reduced its leased office space requirement by consolidating underutilized premises as part of an ongoing facility rationalization effort, to accurately reflect the operational needs of the business. As a result, the Company has determined that its Right of Use Assets experienced a reduction in fair value below its associated carrying value and recorded a $7.7 million loss of fair value. For the years ended September 30, 2023 and 2022, total lease costs for our operating leases are as follows (in thousands): 2023 2022 Operating $ 3,911 $ 3,548 Short-term 287 114 Variable 95 120 Sublease income (a) (282) (258) Lease costs $ 4,011 $ 3,524 (a): The Company subleases a portion of one of its leased facilities. The sublease is classified as an operating lease with respect to the underlying asset. The sublease term is 5 years and includes two additional 1-year term extension options. 49

The Company's future minimum lease payments as of September 30, 2023 are as follows (in thousands): For the Fiscal Year Ending September 30, 2024 $ 4,612 2025 3,928 2026 3,700 2027 2,627 2028 2,377 Thereafter 6,295 Total future minimum lease payments $ 23,539 Less: imputed interest (4,168) Present value of future minimum lease payments $ 19,371 Less: current portion of operating lease liabilities (3,463) Long-term operating lease liabilities $ 15,908 At September 30, 2023, the weighted-average remaining lease term and weighted-average discount rate are 6.3 years and 6.3%, respectively. The calculation of the weighted-average discount rate was determined based on borrowing terms from our secured term loan. Other information related to our leases is as follows for the years ending September 30, 2023 and 2022 (in thousands): 2023 2022 Cash paid for amounts included in the measurement of lease liabilities $ 4,468 $ 3,411 New lease liabilities, net of new right-of-use-assets 120 — Other lease information $ 4,588 $ 3,411 7. Supporting Financial Information Accounts receivable The following table summarizes accounts receivable presented on our consolidated balance sheets at September 30, 2023 and 2022 (in thousands): 2023 2022 Billed receivables $ 38,577 $ 32,814 Contract assets 20,542 7,682 Allowance for doubtful accounts — — Accounts receivable $ 59,119 $ 40,496 Other current assets The following table summarizes other current assets presented on our consolidated balance sheets at September 30, 2023 and 2022 (in thousands): 2023 2022 Prepaid licenses and other expenses $ 1,330 $ 1,196 Prepaid insurance and benefits 743 737 Other receivables 994 945 Other current assets $ 3,067 $ 2,878 50

Goodwill The change in the carrying amount of goodwill as follows presented on our consolidated balance sheets at September 30, 2023 and 2022 (in thousands): Balance at September 30, 2022 $ 65,643 Increase from GRSi acquisition (a) 72,658 Tax Adjustment GRSI acquisition (140) Goodwill $ 138,161 Ref (a); The Company has completed its valuation assessment of the GRSi acquisition. Please refer to Note 4 for more information. Intangible assets, net The following table summarizes intangible assets, net presented on our consolidated balance sheets at September 30, 2023 and 2022 (in thousands): 2023 2022 Intangible assets Customer contracts and related customer relationships $ 113,622 $ 47,044 Backlog 37,249 15,237 Trade names 13,034 3,051 Covenants-not-to-compete 637 522 Total intangible assets $ 164,542 $ 65,854 Less accumulated amortization: Customer contracts and related customer relationships (29,929) (19,731) Backlog (7,273) (3,875) Trade names (2,185) (1,048) Covenants-not-to-compete (378) (316) Total accumulated amortization $ (39,765) $ (24,970) Intangible assets, net $ 124,777 $ 40,884 Total amount of amortization expense for each of the years ended September 30, 2023 and 2022 was $14.8 million and $6.6 million, respectively. As of September 30, 2023, the estimated annual amortization expense is as follows (in thousands): For the Fiscal Year Ending September 30, 2024 $ 16,456 2025 16,456 2026 15,721 2027 14,694 2028 14,694 Thereafter 46,756 Amortization expense $ 124,777 51

At September 30, 2023, the weighted-average remaining amortization period in total was 8.3 years. At September 30, 2023, the weighted-average amortization period for customer contracts and related customer relationships, backlog, trade names and covenants-not-to-compete was 8.2 years, 8.3 years, 8.7 years, 6 years, respectively. Equipment and improvements, net The following table summarizes equipment and improvements, net presented on our consolidated balance sheets at September 30, 2023 and 2022 (in thousands): 2023 2022 Furniture and equipment $ 1,790 $ 893 Computer equipment and software 6,479 6,723 Leasehold improvements 1,614 1,614 Total equipment and improvements $ 9,883 $ 9,230 Less: accumulated depreciation and amortization (8,293) (7,526) Equipment and improvements, net $ 1,590 $ 1,704 Depreciation and amortization was $0.8 million and $1.1 million for the years ended September 30, 2023 and 2022, respectively. Accounts payable and accrued liabilities The following table summarizes accounts payable and accrued liabilities presented on our consolidated balance sheets at September 30, 2023and 2022 (in thousands): 2023 2022 Accounts payable $ 12,603 $ 11,886 Accrued benefits 6,414 3,857 Accrued bonus and incentive compensation 4,719 3,625 Accrued workers' compensation insurance 2,369 4,880 Accrued Interest 1,309 — Other accrued expenses 2,290 2,614 Accounts payable and accrued liabilities $ 29,704 $ 26,862 Accrued payroll The following table summarizes accrued payroll presented on our consolidated balance sheets at September 30, 2023 and 2022 (in thousands): 2023 2022 Accrued Leave $ 9,621 $ 6,345 Accrued payroll 2,487 1,946 Accrued payroll taxes 1,173 411 Accrued severance 513 742 Accrued payroll $ 13,794 $ 9,444 52

Debt obligations The following table summarizes debt obligations presented on our consolidated balance sheets at September 30, 2023 and 2022 (in thousands): 2023 2022 Secured revolving line of credit $ 9,546 $ — Secured term loan 169,813 22,000 Less: unamortized deferred financing costs (7,024) (1,584) Net bank debt obligations $ 172,335 $ 20,416 Less: current portion of debt obligations, net of deferred financing costs (a) (17,188) — Long-term portion of debt obligations, net of deferred financing costs $ 155,147 $ 20,416 As of September 30, 2023, we have satisfied mandatory principal payments on our secured term loan. (a) Current portion comprises term loan amortization of $8.3 million and the $9.5 million outstanding balance on the secured revolving line of credit, net of $7.0 million of unamortized deferred financing costs. Interest expense The following table summarizes interest expense presented on our consolidated statements of operations for the years ended September 30, 2023 and 2022 (in thousands): 2023 2022 Interest expense (a) $ 14,153 $ 1,574 Interest income (b) (64) (23) Amortization of deferred financing costs (c) 2,182 664 Interest expense $ 16,271 $ 2,215 (a): Interest expense on borrowing (b): Interest income (c): Amortization of expenses related to secured term loan and secured revolving line of credit. 8. Credit Facilities A summary of our credit facilities as of September 30, 2023 and 2022 is as follows (in millions): 2023 2022 Arrangement Loan Balance Interest Arrangement Loan Balance Interest Secured term loan (a) due December 8, 2027 $ 169.8 SOFR + 4.1% Secured term loan (a) due September 30, 2025 $ 22.0 LIBOR + 2.5% Secured revolving line of credit (b) due December 8, 2027 $ 9.5 SOFR + 4.1% Secured revolving line of credit (b) due September 30, 2025 $ — LIBOR + 2.5% Secured Overnight Financing Rate ("SOFR") as of September 30, 2023 was 5.3%. LIBOR rate as of September 30, 2022 was 2.52%. (a) Represents the principal amounts payable on our term loan, which is secured by liens on substantially all of the assets of the Company. The principal of the term loan is payable in quarterly installments with the remaining balance due on December 8, 2027. 1 2 1 2 1 2 53

On September 30, 2019, we executed a floating-to-fixed interest rate swap with First National Bank ("FNB") as counter party. The notional amount in the floating-to-fixed interest rate swap on September 30, 2023 is $16.2 million and matures in 2024 and the fixed rate of 1.61%. On January 31, 2023, we executed an additional floating-to-fixed interest rate swap with FNB; the notional amount as of September 30, 2023 is $96.0 million, it matures in January 2026, and the fixed rate is 4.10%. The total floating-to-fixed swap balance as of September 30, 2023 is $112.2 million. As a result of entering these agreements, for the twelve months ended September 30, 2023, interest expense has been decreased by approximately $0.9 million. The Credit Agreement requires compliance with a number of financial covenants and contains restrictions on our ability to engage in certain transactions. Among other matters, we must comply with limitations on: granting liens; incurring other indebtedness; maintenance of assets; investments in other entities and extensions of credit; mergers and consolidations; and changes in nature of business. The loan agreement also requires us to comply with certain quarterly financial covenants including: (i) a minimum fixed charge coverage ratio of at least 1.25 to 1.00, and (ii) a total leverage ratio not exceeding the ratio of 4.50:1.00 to 2.00:1.00 through maturity. The total leverage ratio is calculated by dividing the Company's total interest-bearing debt by net income adjusted to exclude (i) interest and other expenses, (ii) provision for or benefit from income taxes, if any, (iii) depreciation and amortization, and (iv) non-cash charges, losses or expenses, including stock-based compensation, and (v) non-recurring charges, losses or expenses to include transaction and non-cash equity expense. We are in compliance with all loan covenants and restrictions as of September 30, 2023. We are required to pay quarterly amortization payments, which commenced in December 2022. The annual amortization amounts are $14.3 million each for fiscal years 2023 and 2024, $19.0 million each for fiscal years 2025 and 2026, and $23.8 million for fiscal year 2027, with the remaining unpaid loan balance due at maturity in December 2027. The quarterly payments are equal installments. The Company made a mandatory payment of $3.6 million and voluntary prepayments of $5.9 million during the quarter ended September 30, 2023 bringing the outstanding principal balance on the secured term loan to $169.8 million. We have satisfied the mandatory principal payment the quarter ended December 31, 2023 and partially satisfied the mandatory prepayment for the quarter ended March 31, 2024. In addition to quarterly payments of the outstanding indebtedness, the loan agreement also requires annual payments of a percentage of excess cash flow, as defined in the loan agreement. The loan agreement states that an excess cash flow recapture payment must be made equal to (a) 75% of the excess cash flow for the immediately preceding fiscal year in which indebtedness to consolidated EBITDA ratio is greater than or equal to 2.50:1.00; (b) 50% of the excess cash flow for the immediately preceding fiscal year in which the funded indebtedness to consolidated EBITDA Ratio is less than 2.50:1.00 but greater than or equal to 1.50:1.00; or (c) 0% of the excess cash flow for the immediately preceding fiscal year in which the funded indebtedness to consolidated EBITDA Ratio is less than 1.50:1.00. In addition, the Company must make additional mandatory prepayment of amounts outstanding based on proceeds received from asset sales and sales of certain equity securities or other indebtedness. Due to the voluntary prepayment of term debt, there was no excess cash flow payment required. For additional information regarding the schedule of future payment obligations, please refer to Note 11 Commitments and Contingencies. (b) The secured revolving line of credit has a ceiling of up to $70.0 million; as of September 30, 2023, we had unused borrowing capacity of $32.0 million, which is net of outstanding letters of credit. Borrowing on the secured revolving line of credit is secured by liens on substantially all of the assets of the Company. The Company accessed funds from the secured revolving line of credit during the year, which had a $9.5 million outstanding balance at September 30, 2023. As part of the secured revolving line of credit, the lenders agreed to a sublimit of $10.0 million for letters of credit for the account of the Company, subject to applicable procedures. 9. Stock-based Compensation and Equity Grants Stock-based compensation expense Options issued under equity incentive plans were designated as either an incentive stock or a non-statutory stock option. No option was granted with a term of more than 10 years from the date of grant. Exercisability of option awards may depend on achievement of certain performance measures determined by the Compensation Committee of our Board. Shares issued upon option exercise are newly issued shares. As of September 30, 2023, there were 1.0 million shares available for grant. Total stock-based compensation expense, presented in the table below, is recorded in general and administrative expenses included in our consolidated statements of operations for the years ended September 30, 2023 and 2022 (in thousands): 54

2023 2022 DLH employees (a) $ 1,204 $ 1,960 Non-employee directors (b) 718 648 Stock option expense $ 1,922 $ 2,608 (a): Included in this amount are equity grants of restricted stock units ("RSU") to Executive Officers, which were issued in accordance with the DLH long-term incentive compensation policy in this fiscal year, and stock option grants to employees during prior fiscal years. The RSUs issued and outstanding totaled 211,228 and 140,404 at September 30, 2023 and 2022, respectively. During the fiscal year ended September 30, 2023, 197,174 RSUs were granted to Executive Officers. Of the RSUs granted, 141,892 have performance-based vesting criteria and the remaining 55,282 have service-based vesting criteria. At a 50% volatility and assumptions of a 3-year term and the performance vesting criteria results in an indicated a fair value. The RSUs granted during the fiscal year ended September 30, 2023, as follows using the Monte Carlo Method. Volatility 50% Grant Date Performance Vesting Base Performance Vesting Criteria (Years) Calculated Fair Value January 27, 2023 Revenue Revenue increase at the end of the performance period as compared to the year ended September 30, 2022 3 $ 3.51 January 27, 2023 Stock price Stock price is at least $33.21 per share average for the 30 days prior to the end of the performance period 3 $ 2.92 Notes: Results based on 100,000 simulations (b): Equity grants of RSUs were made in accordance with DLH compensation policy for non-employee directors and a total of 50,367 and 53,510 restricted stock units were issued and outstanding at September 30, 2023 and 2022, respectively. These grants have service-based vesting criteria and vest at the end of this fiscal year. Unrecognized stock-based compensation expense Unrecognized stock-based compensation expense is presented in the table below for the years ending September 30, 2023 and 2022 (in thousands): 2023 2022 Unrecognized expense for DLH employees (a) $ 7,107 $ 5,214 Unrecognized expense $ 7,107 $ 5,214 (a): On a weighted average basis, this expense is expected to be recognized within the next 4.20 years. Stock option activity for the year ended September 30, 2023: The aggregate intrinsic value in the table below represents the total pretax intrinsic value (i.e., the difference between the Company’s closing stock price on the last trading day of the period and the exercise price, times the number of shares) that would have been received by the option holders had all option holders exercised their in the money options on those dates. This amount will change based on the fair market value of the Company’s stock. A summary of the Company's stock option awards is as follows: 55

	Number of Shares (in thousands)		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)		Aggregate Intrinsic Value (in thousands)
Outstanding, September 30, 2022	2,392	$	7.05	5.4	$	13,566
Granted (a)	470		11.57	—		—
Exercised	(393)		3.42	—		—
Cancelled	(191)		9.54	—		—
Outstanding, September 30, 2023	**2,278**	**$**	**8.40**	**5.8**	**$**	**8,693**
Vested and exercisable, September 30, 2023	**1,608**	**$**	**6.43**	**4.3**	**$**	**8,648**

(a): Utilizing a volatility of 50% along with assumptions of a 10-year term and the aforementioned 10-day stock price threshold results in an indicated range of value of the options granted during the year ended September 30, 2023, as follows using the Monte Carlo method:

Grant Date		Strike Price		Stock Price	Vesting Threshold Price	Expected Term (Years)		Calculated Fair Value
January 26, 2023	$	11.66	$	11.66	$ 15.00	10	$	7.41
August 31, 2023	$	11.08	$	11.08	$ 14.25	10	$	7.41
August 31, 2023	$	11.08	$	11.08	$ 16.50	10	$	7.41

Note: Results based on 100,000 simulations

Stock options shares outstanding, vested and unvested for the years ended September 30, 2023 and 2022 (in thousands):

	Number of Shares	
	2023	2022
Vested and exercisable	1,608	2,117
Unvested (a)	670	275
Options outstanding	**2,278**	**2,392**

(a): Certain awards vest upon satisfaction of certain performance criteria.

10. Earnings Per Share

Basic earnings per share is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding and restricted stock grants that vested or are likely to vest during the period. Diluted earnings per share is calculated by dividing income available to common shareholders by the weighted average number of basic common shares outstanding, adjusted to reflect potentially dilutive securities. Diluted earnings per share is calculated using the treasury stock method.

Earnings Per Share information is presented in the table below for the years ending September 30, 2023 and 2022 (in thousands except for per share amounts):

56

2023 2022 Numerator: Net income $ 1,461 $ 23,288 Denominator: Denominator for basic net income per share - weighted-average outstanding shares 13,704 12,830 Effect of dilutive securities: Stock options and restricted stock 727 1,349 Denominator for diluted net income per share - weighted-average outstanding shares $ 14,431 $ 14,179 Net income per share - basic $ 0.11 $ 1.82 Net income per share - diluted $ 0.10 $ 1.64 11. Commitments and Contingencies Contractual Obligations as of September 30, 2023 (in thousands): Payments Due Per Fiscal Year Total 2024 2025 2026 2027 2028 Thereafter Debt obligations $ 179,359 $ 8,313 $ 19,000 $ 19,000 $ 23,750 $ 109,296 $ — Facility operating leases 23,489 4,560 3,928 3,700 2,627 2,377 6,297 Equipment operating leases 50 50 — — — — — Contractual obligations $ 202,898 $ 12,923 $ 22,928 $ 22,700 $ 26,377 $ 111,673 $ 6,297 Legal Proceedings As a commercial enterprise and employer, the Company is subject to various claims and legal actions in the ordinary course of business. These matters can include professional liability, employment-relations issues, workers’ compensation, tax, payroll and employee-related matters, other commercial disputes arising in the course of its business, and inquiries and investigations by governmental agencies regarding our employment practices or other matters. The Company is not aware of any pending or threatened litigation that it believes is reasonably likely to have a material adverse effect on its results of operations, financial position or cash flows. 12. Related Party Transactions The Company has determined that for the years ended September 30, 2023 and 2022 and through the filing date of this report, there were no significant related party transactions that have occurred which require disclosure through the date that these consolidated financial statements were issued. 57

13. Provision for Income Taxes The significant components of provision for income taxes from continuing operations are summarized as follows for the years ending September 30, 2023 and 2022 (in thousands): 2023 2022 Current expense $ 3,823 $ 7,351 Deferred expense (4,464) 424 Income tax (benefit) expense $ (641) $ 7,775 The following table presents the significant differences between our income taxes at the federal statutory rate and the Company's effective tax rate for continuing operations for the years ending September 30, 2023 and 2022 (in thousands): 2023 2022 Income taxes at the federal statutory rate $ 187 $ 6,523 State taxes, net (536) 1,158 Other permanent items (292) 94 Income tax (benefit) expense $ (641) $ 7,775 An analysis of the Company's deferred tax assets and liabilities at September 30, 2023 and 2022 is as follows (in thousands): 2023 2022 Deferred tax assets: Net operating loss carry forwards, net $ 855 $ 296 Stock based compensation 708 668 Accrued compensation 2,094 2,108 Capitalized transaction costs 973 — Right of use asset/liability 1,669 — Interest limitation 2,601 — Total deferred tax assets $ 8,900 $ 3,072 Less: valuation allowance (847) (262) Total deferred tax assets, net $ 8,053 $ 2,810 Deferred tax liabilities: Depreciation on fixed assets (418) (458) Amortization on identified intangibles and goodwill (4,050) (3,375) Accrued expenses (515) (407) Right of use liability — (104) Total deferred tax liabilities $ (4,983) $ (4,344) Net deferred tax assets (liabilities) $ 3,070 $ (1,534) 14. Employee Benefit Plans As of September 30, 2023, the Company maintains a 401(k) Plan (the "401(k) Plan"), a defined contribution and supplemental pension plan for the benefit of its eligible employees. The Company may provide a discretionary matching contribution of a participant's elective contributions under the 401(k) Plan. The Company recorded related expense of $2.6 million and $2.2 million for the years ending September 30, 2023 and 2022, respectively. Participants are always fully vested in their elective contributions and vest in Company matching contributions over a four-year period. 58

15. Subsequent Events Management has evaluated subsequent events through the date that the Company's consolidated financial statements were issued. Based on this evaluation, the Company has determined that no further subsequent events have occurred which require disclosure through the date that these consolidated financial statements were issued. ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE None. ITEM 9A. CONTROLS AND PROCEDURES Evaluation of Disclosure Controls and Procedures Our Chief Executive Officer ("CEO") and President and Chief Financial Officer ("CFO"), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Annual Report. Based on the evaluation of these controls and procedures, our disclosure controls and procedures were effective at the reasonable assurance level to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and (ii) that such information is accumulated and communicated to our management, including our CEO and President and CFO, to allow timely decisions regarding required disclosure. Our management, including our CEO and President and CFO, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. Our management, however, believes our disclosure controls and procedures are in fact effective to provide reasonable assurance that the objectives of the control system are met. Management’s Report on Internal Control over Financial Reporting Our management, under the supervision of our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. Management, including our CEO and CFO, conducted an evaluation of the effectiveness of our internal control over financial reporting as of September 30, 2023. In making this evaluation, management used the 2013 framework on Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the COSO framework, our management has concluded that our internal control over financial reporting was effective as of September 30, 2023. 59

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. WithumSmith+Brown, PC, an independent registered public accounting firm, has audited the Company's consolidated financial statements and has reported on the Company's internal control over financial reporting as of September 30, 2023. The audit report can be found in Part II, Item 8 of this Annual Report on Form 10-K. Changes in Internal Controls over Financial Reporting There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) identified in connection with the evaluation of our internal control that occurred during the fourth quarter of our fiscal year ended September 30, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. ITEM 9B. OTHER INFORMATION None. ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS Not applicable. PART III The Information required by Items 10, 11, 12, 13 and 14 of Part III of Form 10-K has been omitted in reliance on General Instruction G(3) and is incorporated herein by reference to our proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, as set forth below: ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE The information required by this Item with respect to our executive officers, directors, board committees, and corporate governance matters will be set forth in our definitive Proxy Statement under the captions "Executive Officers," "Election of Directors," and "Corporate Governance" of the Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated herein by reference to our Proxy Statement. We have adopted a written code of business conduct and ethics, which applies to our principal executive officer, principal financial or accounting officer or person serving similar functions and all of our other employees and members of our board of directors. We did not waive any provisions of the code of business ethics during the year ended September 30, 2023. Our code of business conduct and ethics is posted in the investor relations - corporate governance section of our website at www.dlhcorp.com. If we amend, or grant a waiver under, our code of business ethics that applies to our principal executive officer, principal financial or accounting officer, or persons performing similar functions, we intend to post information about such amendment or waiver on our website. ITEM 11. EXECUTIVE COMPENSATION The information required by this Item will be set forth in our definitive Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated herein by reference to our Proxy Statement. ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS The information required by this Item will be set forth in our definitive Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated herein by reference to our Proxy Statement. 60

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be set forth in our definitive Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated herein by reference to our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item will be set forth in our definitive Proxy Statement under the caption "Independent Registered Public Accounting Firm", to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated herein by reference to our Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements

The financial statements and schedules of the Company are included in Part II, Item 8 of this report beginning on **page 33**.

(a) (2) Financial Statement Schedule

All schedules have been omitted since the required information is not applicable or because the information required is included in the consolidated financial statements or the notes thereto.

(a) (3) Exhibits

The exhibits listed in the Exhibit Index immediately below are filed as part of this Annual Report on Form 10-K or are incorporated by reference herein to the document referenced in brackets following the descriptions of such exhibits.

Exhibit No.		Description
2.1	†	Equity Purchase Agreement among DLH Holdings Corp., Grove Resource Solutions, LLC, the Equity holders, Omega D and D Corporation, and the Representative of the Equity holders (filed as Exhibit 2.1 to Current Report on Form 8-K filed on December 14, 2022).
3.1		Amended and Restated Certificate of Incorporation (filed as Exhibit A to Definitive Proxy Statement dated May 1, 2000 as filed with the Securities and Exchange Commission).
3.2		Amended and Restated By-Laws of Registrant adopted as of August 27, 2020 (filed as Exhibit 3.1 to the Current Report on Form 8-K filed August 31, 2020).
3.3		Amendment to Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit B to Definitive Proxy Statement dated March 13, 2008 as filed with the Securities and Exchange Commission).
3.4		Amendment to Amended and Restated Certificate of Incorporation of the Company filed June 25, 2012 (filed as Exhibit 3.1 to Current Report on Form 8-K filed on June 26, 2012).
3.5		Amendment to Amended and Restated Certificate of Incorporation filed February 12, 2015 (filed as Annex A to the Company's Proxy Statement dated December 31, 2014).
4.1		Specimen of the Common Stock Certificate (filed as Exhibit 4.1 to Annual Report on Form 10-K for the fiscal year ended September 30,2017.)
4.2		Description of Securities (filed as Exhibit 4.3 to Annual Report on Form 10-K filed on December 7, 2020).
10.1	#	Form of Stock Option Award under 2006 Long Term Incentive Plan (filed as Exhibit 10.6 to Quarterly Report on Form 10-Q filed on February 16, 2010).
10.2	#	2006 Long Term Incentive Plan, as amended (filed as Annex A to the Company's Proxy Statement dated January 3, 2014).
10.3		Lease Agreement dated April 27, 2015 between DLH Holdings Corp. and Piedmont Center, 1-4 LLC (filed as Exhibit 10.1 to Quarterly Report on Form 10-Q filed on August 5, 2015)
10.4	#	2016 Omnibus Equity Incentive Plan, as amended (incorporated by reference to Appendix A to the Company's definitive Proxy Statement dated January 28, 2021).
10.5	#	Form of Stock Option Award Agreement under the 2016 Omnibus Equity Incentive Plan (filed as Exhibit 10.8 to Quarterly Report on Form 10-Q filed May 16, 2016).

61

10.6		Credit Agreement among DLH Holdings Corp., DLH Solutions, Inc., Danya International, LLC, Social & Scientific Systems, Inc., First National Bank of Pennsylvania, as Administrative Agent and other lenders party thereto (filed as Exhibit 10.1 to Current Report on Form 8-K filed on June 13, 2019).
10.7		First Amendment to Credit Agreement among DLH Holdings Corp., DLH Solutions, Inc., Danya International, LLC, Social & Scientific Systems, Inc., First National Bank of Pennsylvania, as Administrative Agent and other lenders party thereto (filed as Exhibit 10.1 to Current Report on Form 8-K filed on September 12, 2019).
10.8		Amended and Restated Credit Agreement among DLH Holdings Corp., DLH Solutions, Inc., Danya International, LLC, Social & Scientific Systems, Inc., Irving Burton Associates, LLC, First National Bank of Pennsylvania, as Administrative Agent and other lenders party thereto (filed as Exhibit 10.1 to Current Report on Form 8-K filed October 6, 2020).
10.9	††	Second Amended and Restated Credit Agreement among DLH Holdings Corp., DLH Solutions, Inc., Danya International, LLC, Social & Scientific Systems, Inc., Irving Burton Associates, LLC, Grove Resource Solutions, LLC, First National Bank of Pennsylvania, as Administrative Agent and other lenders party thereto.
10.10	#	Employment Agreement between the Company and Zachary C. Parker dated as of September 30, 2022 (filed as Exhibit 10.1 to Current Report on 8-K filed on October 6, 2022).
10.11	#	Form of Restricted Stock Unit for non-employee directors under the 2016 Omnibus Equity Incentive Plan.
10.12	#	Employment Offer Letter between the Company and Jeanine M. Christian (filed as Exhibit 10.1 to Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2020, filed August 5, 2020).
10.13	#	Change in Control, Severance and Covenant Agreement between the Company and Jeanine M. Christian (filed as Exhibit 10.3 to Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2020, filed August 5, 2020).
10.14	#	Form of Performance Restricted Stock Units granted December 9, 2020 granted under the 2016 Omnibus Equity Incentive Plan (filed as Exhibit 10.1 to Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2020, filed February 2, 2021).
10.15	#	Employment Offer Letter between the Company and G. Maliek Ferebee (filed as Exhibit 10.20 to Annual Report on Form 10-K for the fiscal year ended September 30, 2021)
10.16	#	Change in Control, Severance and Covenant Agreement between the Company and G. Maliek Ferebee (filed as Exhibit 10.21 to Annual Report on Form 10-K for the fiscal year ended September 30, 2021)
10.17	#	Form of performance-based restricted stock unit award granted January 27, 2023 (filed as Exhibit 10.1 to Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023).
10.18	#	Form of time-based restricted stock unit award granted January 27, 2023 (filed as Exhibit 10.1 to Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023).
10.19	#	Employment agreement between the Company and Kathryn M JohnBull dated September 21, 2023 (filed as Exhibit 10.1 to Current Report on Form 8-K filed on September 25, 2023).
21.00	*	Subsidiaries of Registrants.
23.10	*	Consent of WithumSmith+Brown, PC
31.10	*	Certification of Chief Executive Officer pursuant to Section 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a).
31.20	*	Certification of Chief Financial Officer pursuant to Section 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a).
32.10	*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 17 CFR 240.13a-14(b) or 17 CFR 240.15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
97	*	Policy Relating to Recovery of Erroneously Awarded Compensation
101.0		The following financial information from the DLH Holdings Corp. Annual Report on Form 10-K for the fiscal year ended September 30, 2023, formatted in iXBRL (Inline eXtensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Cash Flows; (iv) the Consolidated Statements of Changes in Shareholders' Equity and, (v) the Notes to the Consolidated Financial Statements. Filed electronically herewith.
104.0		Cover Page Interactive Data File. (formatted as Inline XBRL tags and contained in Exhibit 101)

* Indicates exhibit is filed electronically herewith.

# Denotes a management contract or compensation plan or arrangement.

† Schedules and other similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules and other similar attachments upon request by the SEC.

62

†† Schedules omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish a copy of any omitted schedule to the Securities and Exchange Commission upon request.

ITEM 16. FORM 10-K SUMMARY

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DLH HOLDINGS CORP.

By: /s/ KATHRYN M. JOHNBULL
Kathryn M. JohnBull
Chief Financial Officer
(Principal Accounting Officer)

Dated: December 6, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Capacity	Date
/s/ Frederick G. Wasserman Frederick G. Wasserman	Chairman of the Board	December 6, 2023
/s/ Judith L. Bjornaas Judith L. Bjornaas	Director	December 6, 2023
/s/ Martin J. Delaney Martin J. Delaney	Director	December 6, 2023
/s/ Elder Granger, M.D. Elder Granger, M.D.	Director	December 6, 2023
/s/ Frances Murphy, M.D. Frances Murphy, M.D.	Director	December 6, 2023
/s/ Austin J. Yerks III Austin J. Yerks III	Director	December 6, 2023
/s/ Stephen J. Zelkowicz Stephen J. Zelkowicz	Director	December 6, 2023
/s/ Zachary C. Parker Zachary C. Parker	Chief Executive Officer, President and Director	December 6, 2023
/s/ Kathryn M. JohnBull Kathryn M. JohnBull	Chief Financial Officer and Principal Accounting Officer	December 6, 2023

63

FY23 Annual Report Frederick G. Wasserman Chairman of the Board President FGW Partners, LLC Zachary C. Parker President and Chief Executive Officer DLH Holdings Corp. Judith J. Bjornaas Former Chief Financial Officer ManTech Martin J. Delaney Former Chief Executive Officer, Winthrop University Hospital Elder Granger, M.D., M.G., USA Chief Executive Officer The 5 Ps LLC Frances M. Murphy, M.D. Chief Executive Officer Sigma Health Consulting, LLC Austin J. Yerks, III President AJY III Government Strategies, LLC Stephen J. Zelkowicz Equity Research Analyst Wynnefield Capital, Inc. BOARD OF DIRECTORS

DLH www.dlhcorp.com SHAREHOLDER INFORMATION DLH Corporate Headquarters DLH Holdings Corp. 3565 Piedmont Road, NE Building 3, Suite 700 Atlanta, GA 30305 Stock Listing DLHC: DLH common stock is traded on the Nasdaq Capital Market under the symbol DLHC A copy of our Form 10-K, including exhibits, for the period ended September 30, 2023, as filed with the Securities and Exchange Commission, is available without charge upon request or can be accessed at https://investors.dlhcorp.com. TRANSFER AGENT AND REGISTRAR Continental Stock Transfer & Trust Company One State Street, 30th Floor New York, NY 10004 (212) 509-4000 www.continentalstock.com INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS Withum Smith + Brown, PC Whippany, New Jersey IR CONTACT Chris Witty, DLH Investor Relations cwitty@darrowir.com

FY23 Annual Report FORWARD-LOOKING STATEMENT All statements and assumptions contained in this Annual Report that do not relate to historical facts constitute “forward-looking statements.” These statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements often include the use of words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” and words and terms of similar substance in connection with discussions of future events, situations, or financial performance. While these statements represent our current expectations, no assurance can be given that the results or events described in such statements will be achieved. These forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from the results and outcomes we anticipate. These and other risk factors are more fully discussed in the section entitled “Risk Factors” in DLH’s Annual Report on Form 10-K previously filed with the Securities and Exchange Commission and in our other filings with the SEC. We urge you to not place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. We undertake no obligation to update any forward-looking statement made herein following the date of this Annual Report, whether as a result of new information, subsequent events or circumstances, changes in expectation or otherwise.

www.dlhcorp.com